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REGISTRANT'S NAME e-New Media Co Ltd

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FILE NO. 82- 5701 FISCAL YEAR 12-31-02

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OICF/BY: dlw

DATE : 6/23/03

enewmedia

ANNUAL REPORT 2002



CONTENTS



CORPORATE INFORMATION

EXECUTIVE DIRECTORS

Joseph LEUNG Wing-kong *(Chairman)*
James C. NG *(Chief Executive Officer)*
Derek LEUNG Wai-choi
YEUNG Wing-tung

INDEPENDENT NON-EXECUTIVE DIRECTORS

Raymond LAU Wai-pun
Jen CHEN

COMPANY SECRETARY

CHENG Pui-man

AUDITORS

KPMG
8th Floor, Prince's Building
10 Chater Road
Central, Hong Kong

SHARE REGISTRARS

Computershare Hong Kong Investor Services Limited
Rooms 1712-1716, 17th Floor
Hopewell Centre
183 Queen's Road East, Hong Kong

PRINCIPAL BANKERS

The Hongkong & Shanghai Banking Corporation Limited
JPMorgan Private Bank
Agricultural Bank of China
International Bank of Asia Limited

SOLICITORS

Woo, Kwan, Lee & Lo

REGISTERED OFFICE

Suite 1502, 15th Floor
Chinachem Golden Plaza
77 Mody Road, Tsimshatsui East
Kowloon, Hong Kong

INCORPORATION IN HONG KONG

27 April 1966

LISTING

16 November 1972

NO. OF EMPLOYEES

224

WEB SITE

www.enewmedia.com

STOCK CODE

Hong Kong Stock Exchange: 0128
American Depositary Receipt: ENEWY

CORPORATE COMMUNICATIONS

Tel : (852) 2594 0615
Fax : (852) 2827 1491
Email : info@enewmedia.com



CHAIRMAN'S STATEMENT

Year 2002 was another difficult year for the Group. The Group recorded a turnover of HK$193,359,000 for the year, representing a decrease of 54%. The loss attributable to shareholders was HK$119,435,000, representing a decrease of 40%. The decrease in turnover was primarily due to further shrinkage of the telecommunications business under the prevailing adverse trading environment.

Year 2003 continues to be a challenging year given the economic uncertainties. The most important task for the Group is to establish a stable revenue stream while maintaining stringent cost control. The Group made further investment in the bio-medical industry during the year and will continue to look for new business and investment opportunities.

The Management Discussion and Analysis is set out on pages 3 to 8.

I am grateful for the contribution and hard work of our management team and staff members towards the Group. And at the same time, I express my sincere thanks for the continued support from shareholders and business partners.

Joseph LEUNG Wing-kong
Chairman

Hong Kong, 10 April 2003



MANAGEMENT DISCUSSION AND ANALYSIS

RESULTS

The Group recorded turnover of HK$193,359,000 for the year and reported an after-tax loss of HK$119,435,000. The reported loss represents a 40% decrease when compared with the trading result of 2001 resulting from improvement in unrealised loss on investments and continued cost cutting discipline.

OVERALL SUMMARY

Management has continued in its efforts to improve the operations of the two recreational clubs. The club in Shanghai showed substantial improvement in turnover. After year-long negotiations, joint venture partners have been identified to turn the Shanghai club premises into a spa resort hotel that will position itself to service a more affluent customer base. Turnover of the club in Hong Kong was affected by local market conditions, though its operation remained satisfactory through streamlining of costs.

After an initial investment in Cardima, a medical device company engaged in the research, development and commercialisation of equipment for treatment of a type of irregular heartbeat disease, this bio-medical direction was reinforced through an investment in Genovate, a Taiwan-based pharmaceuticals manufacturer. Management intends to expand bio-medical investment in the Greater China area through its excellent referrals network.

The International Premium Rate Services ("IPRS") business continued to stagnate. This business is recognised for having dramatic cyclical trends. While having ventured into some resurgent areas, the cost base is being continually restructured to achieve scalability in line with market conditions.

Overall, some selective investments have been made over the last two years. However, being cognizant of the high multiples often used in the valuation of high-tech companies, preservation of liquidity has been a primary consideration. This has proven to be a prudent policy. In the coming fiscal year, management will continue its efforts to identify value-added investment opportunities.

RECREATIONAL CLUB

Shanghai

Following a series of cost reduction and sales promotion programmes, the performance of the Shanghai Hilltop Country Club ("Club") has improved with around 60% increase in sales revenue compared to 2001.

In order to cope with the needs and tastes generated by the influx of foreign businessmen as well as the increase in high-end consumers in Shanghai, the final stage has been reached in negotiations with strategic partners to collaborate in turning the Club into a spa resort with a 4-Star hotel complex. These partners include Chinese and Taiwanese parties which have significant experience in managing spas, health clubs and hotels. Such transformation should enable the Club to attract Taiwanese expatriate customers, as well as affluent members of Shanghai's indigenous population and, at the same time, prepare the Club for the coming Shanghai World Expo in 2010.

Hong Kong

Hong Kong's economy was seriously impacted by the global slowdown of 2002. However, despite the unfavourable economic environment, the Hong Kong Hilltop Country Club performed satisfactorily compared to the previous year. While the economic climate is likely to remain unchanged for the first half of 2003, the management objective is to maintain the customer base and increase the usage of club facilities for meetings, seminars, association gatherings, festive programmes, family sports, entertainment, social activities and restaurant & catering services.

BIO-MEDICAL

Cardima Inc ("Cardima")

This California-based medical device company, listed on the US NASDAQ, is developing an innovative micro-catheter for the treatment of atrial fibrillation (irregular heartbeat), which afflicts an estimated 4.5 million individuals worldwide. Cardima has completed its Phase III clinical trial under the US Food and Drug Administration ("US FDA") regulations, the preliminary results of which have demonstrated safety and promising efficacy. On 20 September 2002, Cardima submitted Pre-Market Application ("PMA") to the US FDA and is now awaiting approval.

Under a private placement, a further 694,444 newly issued shares of Cardima were acquired at US$0.72 per share in August 2002. Together with shares previously held, the holding in Cardima was approximately 8% at year end.

BIO-MEDICAL (CONTINUED)

Genovate Biotechnology Company Limited ("Genovate")

Genovate (founded in Taiwan in 1993 by Genelabs Technologies, Inc of the USA) is a fully integrated pharmaceutical company, encompassing in its operations: new drug development and new formulation capability; clinical trials for local and international pharmaceutical companies; drug manufacturing with a plant that meets the US FDA standards for current Good Manufacturing Practice; marketing and distribution network in Taiwan; and cost-competitive custom services such as formulation design, development and manufacture for clients such as BMS, Abbott, Roche and others. In addition, the newly developed drug "Prestara", co-developed by Genelabs Technologies and Genovate for anti-lupus treatment, received an approvable letter from the FDA in August 2002. Subject to a successful confirmation clinical trial, the market launch of the product is expected to be in 2004.

In December 2002, 12 million newly issued ordinary shares of Genovate, representing 14.4% of the enlarged total issued share capital, were subscribed for at a consideration of NT$120 million (approximately HK$26,801,000).

TELECOMMUNICATIONS INCLUDING INTERNATIONAL PREMIUM RATE SERVICES ("IPRS")

The difficult trading conditions reported in the 2001 Annual Report continued throughout the current reporting period. Telecommunications worldwide reported a continued slump, highlighted further in the USA by the problems encountered by operators of "900" services and the events surrounding the share price collapse and financial difficulties of major US listed telecommunications companies. Similar problems were faced by many of the major European telecommunications companies. The dissolution of various joint ventures, formation of new joint ventures, consolidation and acquisitions amongst major carriers have, to some degree, added a different dynamic to business relationships.

Nevertheless, there remain pockets of opportunity which the Group is keen to exploit. One example is a collaborative venture entered into with an established operator in the IPRS business. At the time of reporting, it has commenced operation and is generating a satisfactory traffic volume.

Within this business environment, management has undertaken further major actions to contain costs, particularly in relation to significant fixed-overhead reductions in infrastructure (telecommunication switch installations, leased lines, call centres and maintenance arrangements, etc) supporting non-profitable or marginally viable traffic routes and services. Efforts have also continued unabated to collect outstanding and overdue payments from final transit carriers and to hasten traffic declarations from originating and/or intermediate telecommunications companies.

TELECOMMUNICATIONS INCLUDING INTERNATIONAL PREMIUM RATE SERVICES ("IPRS") (CONTINUED)

In line with focusing on a smaller number of higher volume originating markets, management has also been involved and, devoted significant time to seeking to consolidate its relationships with a key group of termination points.

While generally the Short Message Services ("SMS") business in China has been successful, our SMS operation in Hong Kong market has not taken off as expected. Compared to China, the low in-payment rate of calls and the high cost of SMS transmission charged by local mobile carriers have hindered the growth of the business in Hong Kong. Management has decided to withdraw from the Group's SMS business in Hong Kong and look for SMS business opportunities in China.

OTHER INVESTMENTS

The following summary provides an update on other major investments made or committed to so far:

ChinaPay.com Holdings Limited ("ChinaPay")

ChinaPay is a 49% shareholder of ChinaPay E-Payment Service Company Limited ("ChinaPay E-Payment"), which is China's premier On-line Payments Service Provider. With the support of China UnionPay ("YinLian"), the other 51% shareholder, ChinaPay E-Payment was established with the goal of building a unified, national payment system for China. The system allows for payments to be made instantaneously from and to any bank anywhere in the country. It provides payment and money transfer services for consumers and business, as well as between consumers and merchants in a convenient, safe, and fast manner. ChinaPay E-Payment's offerings fill a market void left open by inadequate traditional payment options.

By the summer of 2000, ChinaPay E-Payment's predecessor has begun providing payment services in the Shanghai region in conjunction with Shanghai's SNET Golden Card Network that was established by the Shanghai branch of the People's Bank of China and the local branches of China's 14 banks with the goal of facilitating ATM & POS inter-operability and transaction clearing between all participant banks. In future, ChinaPay E-Payment will broaden its revenue and customer base by focusing on two main developments: the expansion of its coverage to all major cities and the addition of new applications to its offerings targeted at different customer segments such as payment through mobile phone and telephone.

A Purchase Agreement was signed to acquire 666,667 Series B Convertible Preference Shares for the amount of US$1,000,000, representing 7% of total shares issued by ChinaPay. US$1,000,000 was deposited in an escrow account, the completion of the purchase is subject to a satisfactory due diligence investigation and other closing conditions. The due diligence exercise is being conducted through the end of the current reporting period, with the completion date for closing rescheduled to the first half of 2003.

OTHER INVESTMENTS (CONTINUED)

Beijing Smartdot Technologies Company Limited ("Smartdot")

Despite a highly competitive environment in the software development market in the PRC, Smartdot managed to generate revenue growth of around 35% in 2002. It is expected that in 2003, Smartdot will see solid expansion due to the strong demand in e-government projects, office automation systems for the corporate sector, and intranet systems for schools, in the PRC.

Wireless Telecommunication Project

A wholly-owned subsidiary has entered into an acquisition agreement with a company in Shanghai ("the Seller"), whereby the Seller's wireless telecommunication business in the PRC will be purchased and injected into a wholly foreign owned enterprise to be established in Shanghai. The total acquisition consideration is (a) RMB800,000 of which RMB200,000 was deposited with the Seller in February 2003; and (b) 25% of the shares of the subsidiary up to US$150,000. Payment of the balance is subject to fulfillment of the closing conditions under the terms of the agreement.

Lesen Technologies Limited ("Lesen")

In 2001, a 10% shareholding was acquired by the Group in Lesen, an anti-forgery business based on technology invented in Japan. Due to a dispute among shareholders, the operations of Lesen did not progress as projected in 2002. Legal advice has been retained to examine the position, but as a prudent policy it was decided to fully provide for the HK$30,000,000 investment. Efforts will be continued to revitalise the project.

CAPITAL REORGANISATION SCHEME

A capital reorganisation scheme was approved by the shareholders at an extraordinary general meeting on 11 July 2002 and later confirmed by the sanction of a Court Order dated 6 August 2002. Under the capital reorganisation scheme, the Company reduced the nominal value of all its shares from HK$0.50 to HK$0.01 per share resulting in a reduction of the authorised and issued share capital to HK$20,000,000 and HK$16,507,000 respectively. Furthermore, the authorised share capital of the Company was immediately restored to the original amount of HK$1,000,000,000 by the creation of an additional 98,000,000,000 ordinary shares of HK$0.01 each. A special capital reserve has been created and credited with HK$808,822,000 arising from the reduction of the issued share capital.

The capital reorganisation scheme is in place to facilitate the future issue of shares as and when required.

LIQUIDITY AND FINANCIAL POSITION

Prudent treasury policies continued to safeguard the Group's cash resources and with a cash and deposit holding of HK$621,112,000, the Group maintained financial stability. As at 31 December 2002, the Group's total borrowing stood at HK$63,651,000 (2001: HK$69,853,000) with HK$56,427,000 (2001: HK$63,303,000) repayment falling due within one year. The Group's gearing ratio, resulting from a comparison of the Group's total borrowing with total equity, was 6.7% (2001: 6.8%). The current ratio at 31 December 2002 was 5.4 times (2001: 5.7 times).

As at 31 December 2002, the Group's borrowing and bank balances were primarily denominated in Hong Kong dollars and United States dollars and exchange differences were reflected in the financial statements. All borrowings of the Group are either interest free or on a floating rate basis.

In the reporting year, the Group did not resort to acquiring any financial instruments for hedging purposes.

PLEDGE OF ASSETS

Particulars of the pledges of assets of the Group and the Company are set out in note 19 on the financial statements.

EMPLOYEE AND REMUNERATION POLICIES

As of the date of this report, the Group employs a total of 224 full time staff with its main workforce stationed in the Group's offices in Hong Kong. The Group's remuneration policies are performance based and are in line with the salary trends in respective locations. The Group provides employee benefits such as staff insurance schemes, provident and pension funds, discretionary performance bonus, external training support, and a performance based share option scheme.



BIOGRAPHIES OF DIRECTORS AND SENIOR MANAGEMENT

EXECUTIVE DIRECTORS

Mr. Joseph LEUNG Wing-kong, 56, is the Chairman of the Board and a Director of Chinachem Group companies. Mr. Leung joined the Group in December 2000 as an Executive Director and became Chairman in March 2001. He has over 30 years of experience in finance and management in property development. Mr. Leung is a fellow of the Hong Kong Institute of Real Estate Administration and a member of the executive committee of Real Estate Developers Association of Hong Kong.

Mr. James C. NG, 59, is the Chief Executive Officer of the Group. Prior to joining the Group in March 2001, Mr. Ng served as the CEO of a local bank in Hong Kong. He is a Director of Chinachem Group companies and an Adviser of the Employer's Federation of Hong Kong.

Mr. Derek LEUNG Wai-choi, 52, joined the Group in December 2000. He holds a BSc (Engineering) degree and is also a qualified chartered accountant. Mr. Leung had been in the banking industry for 16 years and in charge of the treasury and capital markets division of a banking subsidiary of one of the largest banks in the world for about ten years. He joined Chinachem Group in early 1997 and is responsible for the international investments of Chinachem Group companies.

Mr. YEUNG Wing-tung, 49, joined the Group as Executive Vice President in October 2001 and became Director in November 2002. Mr. Yeung is responsible for the investments of the Group. Prior to his appointment, Mr. Yeung was the Personal Assistant to the Managing Director of a listed company in Hong Kong for more than ten years, in charge of project investments and developments in Hong Kong, PRC and South East Asia. He had also worked in an American Bank as Manager of Commercial Banking and an international audit firm as Auditor. Mr. Yeung obtained his MBA from Indiana University, USA in 1978 and passed the board examination of the American Institute of Certified Public Accountants in the same year.

INDEPENDENT NON-EXECUTIVE DIRECTORS

Mr. Raymond LAU Wai-pun, 53, joined the Group in March 2001. He is the Senior Partner of Ford, Kwan & Co. Solicitors & Notaries. He is a solicitor of the Supreme Court of Hong Kong and he is also qualified to practise in the United Kingdom and the Australian Capital Territory. He is also a notary public and China-appointed Attesting Officer. Mr. Lau was a director of Pok Oi Hospital from 1987 to 1989 and a consultant of Pok Oi Hospital in 1990.

Dr. Jen CHEN, 48, joined the Group in February 2003. He has extensive experience and professional knowledge in the biopharmaceutical industry. Dr. Chen is the General Manager of Genovate Biotechnology Company Limited in Taiwan. Prior to this appointment, Dr Chen was the Vice President of Asian Operation in Genelabs Technologies, Inc. in USA. He had also worked as project leader in Novartis Pharmaceuticals Corporation for eight years. He is the author or co-author of more than 30 papers and ten patents in the field. Dr. Chen obtained his Ph.D. (Chemistry) from University of Rochester in New York, USA.

SENIOR MANAGEMENT

Mr. KHOO Kah-ho, 37, is an Advocate and Solicitor of the Supreme Court of Singapore. He joined the Group in August 2000 as the Senior Legal Officer. He was later concurrently made the Executive Vice President in one of the Group's telecommunications subsidiary. He became the Chief Operating Officer of that subsidiary in March 2003. Prior to joining the Group, Mr. Khoo was practicing law in Singapore - litigation and commercial practice - for more than ten years. He is a co-contributor to Halsbury's Laws of Singapore.

Ms. Gladys C. CHEN, 52, joined the Group as Chief Financial Officer in June 2001. Prior to her appointment, Ms. Chen was Senior Vice President and Chief Financial Officer of First Pacific Bank. She is a member of the American Institute of Certified Public Accountants and the Hong Kong Society of Accountants.

Mr. LOO Hon-luen, 35, is the Chief Technical Officer of a subsidiary. Mr. Loo obtained his B.Sc (Hon) degree in Management & System Science from the Simon Fraser University in Canada. He is currently responsible for the Group's overall IT management, project management, e-business development and wireless applications development. Prior to joining the Group in April 2000, Mr. Loo held various senior management positions in publicly listed companies in both Hong Kong and Singapore.

Mr. Danny KO Man-yiu, 45, joined the Group in October 2000 as Group Financial Controller. Prior to this appointment, Mr. Ko held the positions of Administration & Staff Director and acting Managing Director of the Hong Kong headquarter of a Global Telecommunication Group. Mr. Ko is a member of the Association of Chartered Certified Accountants and the Hong Kong Society of Accountants.

Mr. Kenneth WONG Sai-lai, 42, joined the Group in July 2001 as Vice President - Investments. He is responsible for the Group's investment in Bio-medical area. Prior to this appointment, Mr. Wong was the Vice President of Commercial Banking Business of First Pacific Bank, and Corporate Banking Officer of a major US bank where he gained international finance exposure in Chicago and New York. Before joining the banking industry, Mr. Wong had worked for an international accounting firm in performing project investment evaluation and feasibility study. Mr. Wong holds a Bachelor of Social Sciences Degree from the University of Hong Kong.

Dr. Keith WHITE-HUNT, 52, joined the Group in December 2000 as Chief Operating Officer of one of its principal subsidiaries and quickly took on an expanded senior executive responsibility across the whole Group. In March 2003, he became Advisor and Consultant to the Group CEO. Dr White-Hunt previously worked at the Hong Kong University of Science and Technology as Director of Business Development and Chief Operating Officer for the HKUST RandD Corporation Limited. Before coming to Hong Kong in 1995, Dr. White-Hunt held senior executive positions in Europe and the USA, including 10 years in California's "Silicon Valley".

Dr. White-Hunt has also held several prestigious appointments as an advisor on technology policy and economic development including appointments with the OECD (Paris); and government agencies in the USA; United Kingdom and Europe; and the Gulf Region. He is a Visiting Professor at Wuhan University; Beijing International University of International Business & Economics; and the University of Zhengzhou and has over 70 publications, principally in the areas of technological change; technology transfer; new business development and international business.



NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual General Meeting of the Company will be held at the Hilltop Country Club, 10 Hilltop Road, Lo Wai, Tsuen Wan, New Territories, Hong Kong at 10:00 a.m. on Friday, 27 June 2003 for the following purposes:

1. To receive and consider the Audited Financial Statements and the Reports of the Directors and Auditors for the year ended 31 December 2002.

2. To re-elect the retiring Directors and authorise the Board of Directors to fix their remuneration.

3. To re-appoint Auditors and authorise the Board of Directors to fix their remuneration.

4. To consider as special business and if thought fit, pass with or without amendments, the following resolution as Ordinary Resolution:

   "**THAT**:

   (a) subject to paragraph (c) of this Resolution, pursuant to section 57B of the Companies Ordinance the exercise by the Directors of the Company during the Relevant Period of all powers of the Company to allot, issue and deal with additional shares in the capital of the Company and to make or grant offers, agreements and options which might require the exercise of such powers be and is hereby generally and unconditionally approved;

   (b) the approval in paragraph (a) of this Resolution shall authorise the Directors of the Company during the Relevant Period to make or grant offers, agreements and options which might require the exercise of such powers after the end of the Relevant Period;

   (c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors of the Company pursuant to the approval in paragraph (a) of this Resolution, otherwise than pursuant to (i) a Rights Issue or (ii) the exercise of options granted under the share option scheme of the Company, shall not in aggregate exceed 20 percent of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution and the said approval shall be limited accordingly; and

   (d) for the purpose of this Resolution:

   "Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:

   (i) the conclusion of the next Annual General Meeting of the Company;

   (ii) the expiration of the period within which the next Annual General Meeting of the Company is required by the Companies Ordinance to be held; and

   (iii) the revocation or variation of the authority given under this Resolution by an ordinary resolution of the shareholders of the Company in general meeting.

"Rights Issue" means an offer of shares open for a period fixed by the Directors of the Company to holders of shares on the register on a fixed record date in proportion to their then holdings of such shares (subject to such exclusion or other arrangements as the Directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the law of, or the requirements of, any recognised regulatory body or any stock exchange in any territory outside Hong Kong)."

By order of the Board
CHENG Pui-man
Company Secretary

Hong Kong, 22 April 2003

Notes:

1. A member entitled to attend and vote at the Meeting is entitled to appoint one or more proxies to attend and, in the event of a poll, vote in his stead. A proxy need not be a member of the Company.

2. A proxy shall be deemed to be validly appointed if a duly completed form of proxy together with the power of attorney or other authority, if any, under which it is signed or a notarially certified copy of that power of authority, must be deposited at the Registered Office of the Company at Suite 1502, 15th Floor, Chinachem Golden Plaza, 77 Mody Road, Tsimshatsui East, Kowloon, Hong Kong NOT LESS THAN 48 hours before the time for holding the Meeting.



REPORT OF THE DIRECTORS

The directors present herewith their annual report together with the audited financial statements for the year ended 31 December 2002.

PRINCIPAL ACTIVITIES

The principal activities of the Company are investment holding and securities trading. The principal activities of the subsidiaries are provision of telecommunications services, provision of data bureau services, operation of recreational clubs and investment holding.

The analysis of the principal activities and geographical locations of the operations of the Company and its subsidiaries ("the Group") during the financial year are set out in note 11 on the financial statements.

Particulars of the Company's principal subsidiaries, associates and jointly controlled entities at 31 December 2002 are set out in the financial statements on pages 61 to 63.

MAJOR CUSTOMERS AND SUPPLIERS

The information in respect of the Group's sales and purchases attributable to the major customers and suppliers respectively during the financial year is as follows:

	Percentage of the Group's total	
	Sales	**Purchases**
The largest customer	26%	
Five largest customers in aggregate	58%	
The largest supplier		29%
Five largest suppliers in aggregate		55%

At no time during the year have the directors, their associates or any shareholder of the Company (which to the knowledge of the directors owns more than 5% of the Company's share capital) had any interest in these major customers and suppliers.

FINANCIAL STATEMENTS

The loss of the Group for the year ended 31 December 2002 and the state of the Company's and the Group's affairs as at that date are set out in the financial statements on pages 20 to 63.

DIVIDENDS

The directors do not recommend the payment of any dividend in respect of the year ended 31 December 2002 (2001: HK$Nil).

FIXED ASSETS

Details of the movements in fixed assets of the Group and the Company are set out in note 12 on the financial statements.

DEBENTURES

Particulars of the club debentures of the Group are set out in note 23 on the financial statements.

SHARE CAPITAL

Details of the share capital of the Company are set out in note 28 on the financial statements.

RESERVES

Movements in reserves of the Group and the Company during the year are set out in note 29 on the financial statements.

DIRECTORS

The directors during the financial year and up to the date of this report were:

EXECUTIVE DIRECTORS

Joseph LEUNG Wing-kong	
James C. NG	
Derek LEUNG Wai-choi	
YEUNG Wing-tung	(appointed on 1 November 2002)
Alec KEUNG Sui-leung	(resigned on 1 November 2002)

INDEPENDENT NON-EXECUTIVE DIRECTORS

Raymond LAU Wai-pun	
Jen CHEN	(appointed on 24 February 2003)
CHAO Cheng-fen	(resigned on 24 February 2003)

Mr. YEUNG Wing-tung and Dr. Jen CHEN, having been appointed to the board since the date of the last annual general meeting, retire at the forthcoming annual general meeting in accordance with article 92 of the Company's articles of association and, being eligible, offer themselves for re-election.

In accordance with article 101 of the Company's articles of association, Messrs James C. NG and Raymond LAU Wai-pun retire from the board by rotation at the forthcoming annual general meeting and, being eligible, offer themselves for re-election.

DIRECTORS' SERVICE CONTRACTS

No director proposed for re-election at the forthcoming annual general meeting has an unexpired service contract which is not determinable by the Company or any of its subsidiaries within one year without payment of compensation, other than normal statutory obligations.

DIRECTORS' AND CHIEF EXECUTIVE'S INTERESTS IN SHARES

The directors who held office at 31 December 2002 had the following interests in the issued share capital of the Company as recorded in the register of directors' share interests.

	Ordinary shares of HK$0.01 each	
	Personal interests	**Corporate interests**
Joseph LEUNG Wing-kong	—	200,000
CHAO Cheng-fen	1,383,920	—

Save as disclosed above, no director, chief executive or any of their associates had any beneficial or non-beneficial interests in the share capital of the Company or any of its associated corporations.

SHARE OPTION SCHEME

In an Extraordinary General Meeting of the Company held on 14 June 2002, the shareholders of the Company formally approved the termination of the share option scheme adopted on 30 December 1997 (the "Old Scheme") and the adoption of a new share option scheme (the "New Scheme"), in compliance with the amended Chapter 17 of the Rules Governing the Listing of Securities (the "Listing Rules") on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") and for the purpose of providing the Company a flexible means of giving incentives and rewards to executive directors and employees for their contribution to the Group. All outstanding options granted under the Old Scheme shall remain valid and exercisable under the provisions of the Old Scheme.

Under the terms of the New Scheme, the Board may, at its discretion, invite executive directors and employees of the Group to take up options to subscribe for shares of the Company. The New Scheme shall be valid and effective for a period of 10 years ending on 13 June 2012, after which period no further options will be granted. The exercise price of options shall be determined by the Board and shall be at least the highest of (i) the closing price of the shares as stated in the Stock Exchange's daily quotation sheet on the offer date, which must be a business day; (ii) a price being the average of the closing prices of the shares as stated in the Stock Exchange's daily quotations sheets for the 5 business days immediately preceding the offer date; and (iii) the nominal value of the shares. A nominal consideration of HK$1 is payable on acceptance of any options granted.

SHARE OPTION SCHEME (CONTINUED)

The total number of shares available for issue under the New Scheme as at 31 December 2002 was 243,415,800 shares (including options for 3,638,000 shares that have been granted but not yet lapsed or exercised) which represented 14.7% of the issued share capital of the Company at 31 December 2002. In respect of the maximum entitlement of each participant under the New Scheme, the number of shares issued and to be issued upon exercise of the options granted to each participant in any 12-month period is limited to 1% of the Company's ordinary shares in issue. Any further grant of options in excess of this limit is subject to shareholders' approval in a general meeting.

During the year, no new options were granted, no options were cancelled or exercised, and 5,618,000 options issued under the Old Scheme lapsed.

Share options under the Old Scheme are exercisable before 29 December 2007.

At 31 December 2002, the directors and employees of the Company had the following interests in options to subscribe for shares of the Company. Each option gives the holder the right to subscribe for one share.

	Number of options outstanding at the beginning of the year	Number of options lapsed during the year	Number of options outstanding at the year end	Date granted	Price per share on exercise of options
Granted under the Old Scheme:					
Directors					
Cecilia IP Lai-ching *(Note)*	4,300,000	4,300,000	—	11 October 1999	HK$1.528
Employees	4,956,000	1,318,000	3,638,000	11 October 1999 to 18 September 2000	HK$0.63 to HK$2.316

Note: Ms Cecilia IP Lai-ching resigned as a director of the Company with effect from 31 December 2001. Pursuant to the terms of the Old Scheme, options held by Ms Ip lapsed on 31 January 2002.

Apart from the foregoing, at no time during the year was the Company or any of its subsidiaries a party to any arrangement to enable the directors or chief executive of the Company or any of their spouses or children under eighteen years of age, to acquire benefits by means of the acquisition of shares in or debentures of the Company or any other body corporate.

SUBSTANTIAL INTERESTS IN THE SHARE CAPITAL OF THE COMPANY

At 31 December 2002, the following parties had registered an interest of 10% or more in the share capital of the Company.

	Ordinary shares held	Percentage of total issued shares
Solution Bridge Limited	408,757,642	24.8
Ms. Nina KUNG *(Note)*	571,642,145	34.6

Note: The interests disclosed under Ms. Nina KUNG represent her deemed interests in the shares of the Company by virtue of her interest in Solution Bridge Limited and another shareholder.

Save as disclosed above, there were no other parties who were known to the directors to be the registered holders or have any interest or right to subscribe for 10% or more of the issued share capital of the Company at 31 December 2002.

DIRECTORS' INTERESTS IN CONTRACTS

No contract of significance to which the Company or any of its subsidiaries was a party and in which a director of the Company had a material interest, subsisted at the end of the year or at any time during the year.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

Neither the Company nor any of its subsidiaries has purchased or sold any of the Company's listed securities during the year.

BANK LOANS AND OTHER BORROWINGS

Particulars of bank loans and other borrowings of the Company and the Group as at 31 December 2002 are set out in notes 22 and 24 on the financial statements.

FIVE YEAR SUMMARY

A summary of the results and of the assets and liabilities of the Group for the last five financial years is set out on pages 64 and 65 of the annual report.

RETIREMENT SCHEMES

The Group principally operates a defined contribution retirement scheme and a Mandatory Provident Fund Scheme, for its Hong Kong employees. The Group also operates other defined contribution schemes for its overseas employees as appropriate in the relevant jurisdictions. Particulars of the principal retirement schemes are set out in note 25 on the financial statements.

CONNECTED TRANSACTIONS

The Company has entered into a tenancy agreement with a company controlled by a substantial shareholder, in respect of the letting of certain office units for a term of two years commencing from 1 May 2001 at a monthly rental of HK$203,076. There is an option to renew the lease for a further two years at market rental to be agreed between the parties.

On 16 December 2002, a wholly owned subsidiary of the Company, Wintalent International Limited entered into a subscription agreement with Genovate Biotechnology Company Limited ("Genovate") in relation to the subscription of 12 million new ordinary shares to be issued by Genovate, representing approximately 14.4% interest in Genovate, for a consideration of NT$120 million (equivalent to HK$26,801,000). The investment in Genovate is for the Group to further expand its bio-medical investments. As Ms Nina Kung, a substantial shareholder of the Company, is also a substantial shareholder of Genovate, this transaction constitutes a connected transaction under the Listing Rules of the Stock Exchange.

AUDIT COMMITTEE

The Group's Audit Committee comprises two independent non-executive directors and continues to exercise its authority to review and supervise the financial reporting process and internal control system of the Group.

COMPLIANCE WITH THE CODE OF BEST PRACTICE

The Company has complied with the Code of Best Practice (the "Code") as set out in Appendix 14 of the Listing Rules throughout the year except that the independent non-executive directors are not appointed for a specific term as required by paragraph 7 of the Code, but are subject to retirement by rotation in accordance with the Company's articles of association.

AUDITORS

KPMG were first appointed as auditors of the Company in 2001 upon the retirement of RSM Nelson Wheeler.

KPMG retire and, being eligible, offer themselves for reappointment. A resolution for the reappointment of KPMG as auditors of the Company is to be proposed at the forthcoming annual general meeting.

By order of the board
Joseph LEUNG Wing-kong
Chairman

Hong Kong, 10 April 2003



REPORT OF THE AUDITORS



TO THE SHAREHOLDERS OF e-NEW MEDIA COMPANY LIMITED
(Incorporated in Hong Kong with limited liability)

We have audited the financial statements on pages 20 to 63 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

The Hong Kong Companies Ordinance requires the directors to prepare financial statements which give a true and fair view. In preparing financial statements which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently, that judgements and estimates are made which are prudent and reasonable and that the reasons for any significant departure from applicable accounting standards are stated.

It is our responsibility to form an independent opinion, based on our audit, on those financial statements and to report our opinion to you.

BASIS OF OPINION

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Society of Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Company's and the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the financial statements are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements. We believe that our audit provides a reasonable basis for our opinion.

OPINION

In our opinion, the financial statements give a true and fair view of the state of affairs of the Company and of the Group as at 31 December 2002 and of the Group's loss and cash flows for the year then ended and have been properly prepared in accordance with the Hong Kong Companies Ordinance.

KPMG
Certified Public Accountants

Hong Kong, 10 April 2003

CONSOLIDATED INCOME STATEMENT

for the year ended 31 December 2002
(Expressed in Hong Kong dollars)

	Note	2002 $'000	2001 $'000
Turnover	2 & 11	193,359	419,450
Cost of sales		(85,751)	(291,552)
Gross profit		107,608	127,898
Other revenue	3	1,539	10,709
Other net loss	3	(90,113)	(177,154)
Administrative and selling expenses		(77,134)	(107,439)
Other operating expenses		(27,956)	(41,824)
Loss from operations		(86,056)	(187,810)
Finance costs	4(a)	(1,253)	(5,486)
Share of profits less losses of associates		(1,792)	405
Share of losses of jointly controlled entities		—	(6,427)
Impairment loss on goodwill		(30,000)	—
Loss from ordinary activities before taxation	4	(119,101)	(199,318)
Taxation	5(a)	(334)	1,622
Loss attributable to shareholders	8 & 29	(119,435)	(197,696)
Loss per share	9		
- Basic and diluted		(7.2) cents	(12.0) cents

The notes on pages 27 to 63 form part of these financial statements.

CONSOLIDATED BALANCE SHEET

as at 31 December 2002
(Expressed in Hong Kong dollars)

	Note	2002		2001	
		$'000	*$'000*	*$'000*	*$'000*
Non-current assets					
Fixed assets	12(a)				
- Investment properties			**3,600**		3,600
- Other property and equipment			**161,365**		188,376
			164,965		191,976
Interest in associates	14		**29,121**		4,636
Interest in jointly controlled entities	15		**—**		—
Other non-current financial assets	16		**108,563**		107,871
			302,649		304,483
Current assets					
Short term investments	17	**102,082**		164,067	
Inventories		**368**		452	
Trade and other receivables	18	**73,163**		71,086	
Pledged deposits	19	**47,536**		47,536	
Cash and cash equivalents	20	**573,576**		609,736	
		796,725		892,877	
Current liabilities					
Trade and other payables	21	**85,646**		88,387	
Bank loans and overdrafts, secured	22	**46,680**		46,686	
Current portion of debentures	23	**4,540**		11,410	
Other loans, unsecured	24	**5,207**		5,207	
Taxation	5(b)	**5,474**		5,461	
		147,547		157,151	
Net current assets			**649,178**		735,726
Total assets less current liabilities carried forward			**951,827**		1,040,209

	Note	**2002**		2001	
		$'000	***$'000***	*$'000*	*$'000*
Total assets less current liabilities brought forward			**951,827**		1,040,209
Non-current liabilities					
Debentures	23	**7,224**		6,550	
Deferred taxation	27(a)	**89**		95	
			7,313		6,645
NET ASSETS			**944,514**		1,033,564
CAPITAL AND RESERVES					
Share capital	28		**16,507**		825,329
Reserves	29(a)		**928,007**		208,235
			944,514		1,033,564

Approved and authorised for issue by the board of directors on 10 April 2003

Joseph LEUNG Wing-kong
Chairman

James C. NG
Chief Executive Officer

The notes on pages 27 to 63 form part of these financial statements.

BALANCE SHEET

as at 31 December 2002
(Expressed in Hong Kong dollars)

	Note	2002		2001	
		$'000	$'000	$'000	$'000
Non-current assets					
Fixed assets	12(b)				
- Investment properties			**3,600**		3,600
- Other property and equipment			**100,001**		120,002
			103,601		123,602
Interest in subsidiaries	13		**169,106**		188,077
Interest in associates	14		**1,403**		4,436
			274,110		316,115
Current assets					
Short term investments	17	**100,044**		161,558	
Trade and other receivables	18	**31,527**		2,434	
Pledged deposits	19	**47,536**		47,536	
Cash and cash equivalents	20	**547,934**		551,748	
		727,041		763,276	
Current liabilities					
Trade and other payables	21	**2,167**		1,860	
Amounts due to subsidiaries		**54,692**		14,167	
		56,859		16,027	
Net current assets			**670,182**		747,249
NET ASSETS			**944,292**		1,063,364
CAPITAL AND RESERVES					
Share capital	28		**16,507**		825,329
Reserves	29(b)		**927,785**		238,035
			944,292		1,063,364

Approved and authorised for issue by the board of directors on 10 April 2003

Joseph LEUNG Wing-kong
Chairman

James C. NG
Chief Executive Officer

The notes on pages 27 to 63 form part of these financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

for the year ended 31 December 2002
(Expressed in Hong Kong dollars)

	Note	**2002**	2001
		$'000	*$'000*
Shareholders' equity at 1 January		**1,033,564**	1,231,499
Exchange differences on translation of the financial statements of foreign entities	29(a)	**385**	(239)
Net gains/(losses) not recognised in the income statement		**385**	(239)
Loss attributable to shareholders for the year	29(a)	**(119,435)**	(197,696)
Movements in share capital			
- reduction of share capital	28	**(808,822)**	—
Movements in reserves			
- creation of special reserve under capital reorganisation scheme	29(a)	**808,822**	—
- transfer of goodwill reserve to the income statement - impairment loss on goodwill	29(a)	**30,000**	—
		838,822	—
Shareholders' equity at 31 December		**944,514**	1,033,564

The notes on pages 27 to 63 form part of these financial statements.

CONSOLIDATED CASH FLOW STATEMENT

for the year ended 31 December 2002
(Expressed in Hong Kong dollars)

	Note	**2002**	2001 restated
		$'000	*$'000*
Operating activities			
Loss from ordinary activities before taxation		**(119,101)**	(199,318)
Adjustments for:			
- Depreciation		**13,077**	13,961
- Impairment loss on goodwill		**30,000**	—
- Finance costs		**1,253**	5,486
- Dividend income from listed investments		**(40,696)**	(6,656)
- Interest income		**(10,577)**	(35,877)
- Share of profits less losses of associates		**1,792**	(405)
- Share of losses of jointly controlled entities		**—**	6,427
- Deficit on revaluation of land and buildings		**15,038**	16,058
- Deficit on revaluation of investment properties		**—**	400
- (Write back of provision)/provision for diminution in value of and non-recoverable amounts due from associates		**(306)**	1,707
- Provision for diminution in value of and non-recoverable amounts due from jointly controlled entities		**—**	2,907
- Impairment loss on fixed assets		**—**	198
- Net loss on disposal of fixed assets		**56**	2,409
- Net realised and unrealised loss on investments in securities		**90,057**	174,797
Foreign exchange gain		**(279)**	(695)
Operating loss before changes in working capital		**(19,686)**	(18,601)
Decrease in inventories		**84**	134
Decrease in trade and other receivables		**1,203**	52,758
Decrease in trade and other payables		**(2,606)**	(25,754)
Cash (used in)/generated from operations carried forward		**(21,005)**	8,537

	Note	**2002**	2001 restated
		$'000	*$'000*
Cash (used in)/generated from operations brought forward		**(21,005)**	8,537
Interest received		**10,487**	50,866
Dividends received from listed investments		**40,696**	6,656
Tax paid			
- Hong Kong Profits Tax paid		**(1)**	—
- Overseas tax paid		**(275)**	(249)
Net cash from operating activities		**29,902**	65,810
Investing activities			
Payment for purchase of fixed assets		**(684)**	(4,616)
Payment for purchase of investments in securities		**(30,692)**	(105,635)
Deposits paid in respect of acquisitions of securities and associates		**(29,564)**	(34,154)
Payment for purchase of associates		**(2,966)**	—
Loans repaid by associates		**3,340**	3,412
New loans to jointly controlled entities		**—**	(9,326)
Proceeds from sales of fixed assets		**78**	47
Proceeds from sale of investments in securities		**1,928**	72
Dividends received from associates		**—**	262
Decrease in pledged deposits		**—**	61,773
Net cash used in investing activities		**(58,560)**	(88,165)
Financing activities			
Redemption of debentures		**(6,196)**	(2,370)
Redemption of convertible bonds		**—**	(167,046)
Repayment of bank loans and overdrafts		**(6)**	(3,543)
Other borrowing costs paid		**(1,388)**	(6,931)
Net cash used in financing activities		**(7,590)**	(179,890)
Net decrease in cash and cash equivalents		**(36,248)**	(202,245)
Cash and cash equivalents at 1 January		**609,736**	810,434
Effect of foreign exchange rates changes		**88**	1,547
Cash and cash equivalents at 31 December	20	**573,576**	609,736

The notes on pages 27 to 63 form part of these financial statements.



NOTES ON THE FINANCIAL STATEMENTS

(Expressed in Hong Kong dollars)

1 SIGNIFICANT ACCOUNTING POLICIES

(a) Statement of compliance

These financial statements have been prepared in accordance with all applicable Statements of Standard Accounting Practice and Interpretations issued by the Hong Kong Society of Accountants, accounting principles generally accepted in Hong Kong and the requirements of the Hong Kong Companies Ordinance. These financial statements also comply with the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. A summary of the significant accounting policies adopted by the Group is set out below.

(b) Basis of preparation of the financial statements

The measurement basis used in the preparation of the financial statements is historical cost modified by the revaluation of investment properties and land and buildings, and the marking to market of certain investments in securities as explained in the accounting policies set out below.

(c) Subsidiaries and controlled entities

A subsidiary, in accordance with the Hong Kong Companies Ordinance, is a company in which the Group, directly or indirectly, holds more than half of the issued share capital, or controls more than half the voting power, or controls the composition of the board of directors. Subsidiaries are considered to be controlled if the Group has the power, directly or indirectly, to govern the financial and operating policies, so as to obtain benefits from their activities.

An investment in a controlled subsidiary is consolidated into the consolidated financial statements. Intra-group balances and transactions, and any unrealised profits arising from intra-group transactions, are eliminated in full in preparing the consolidated financial statements. Unrealised losses resulting from intra-group transactions are eliminated in the same way as unrealised gains, but only to the extent that there is no evidence of impairment.

In the Company's balance sheet, an investment in a subsidiary is stated at cost less any impairment losses (see note 1(j)).

1 SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(d) Associates and jointly controlled entities

An associate is an entity in which the Group or Company has significant influence, but not control or joint control, over its management, including participation in the financial and operating policy decisions.

A jointly controlled entity is an entity which operates under a contractual arrangement between the Group or Company and other parties, where the contractual arrangement establishes that the Group or Company and one or more of the other parties share joint control over the economic activity of the entity.

An investment in an associate or a jointly controlled entity is accounted for in the consolidated financial statements under the equity method and is initially recorded at cost and adjusted thereafter for the post acquisition change in the Group's share of the associate's or the jointly controlled entity's net assets. The consolidated income statement reflects the Group's share of the post-acquisition results of the associates and jointly controlled entities for the year, including any amortisation of positive or negative goodwill charged or credited during the year in accordance with note 1(e).

Unrealised profits and losses resulting from transactions between the Group and its associates and jointly controlled entities are eliminated to the extent of the Group's interest in the associate or jointly controlled entity, except where unrealised losses provide evidence of an impairment of the asset transferred, in which case they are recognised immediately in the income statement.

In the Company's balance sheet, its investments in associates and jointly controlled entities are stated at cost less any impairment losses (see note 1(j)).

(e) Goodwill

Positive goodwill arising on consolidation represents the excess of the cost of the acquisition over the Group's share of the fair value of the identifiable assets and liabilities acquired. In respect of controlled subsidiaries:

- for acquisitions before 1 January 2001, positive goodwill is eliminated against reserves and is reduced by impairment losses (see note 1(j)); and
- for acquisitions on or after 1 January 2001, positive goodwill is amortised to the consolidated income statement on a straight-line basis over its estimated useful life. Positive goodwill is stated in the consolidated balance sheet at cost less any accumulated amortisation and any impairment losses (see note 1(j)).

1 SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(e) Goodwill (continued)

In respect of acquisition of associates and jointly controlled entities, positive goodwill is amortised to the consolidated income statement on a straight-line basis over its estimated useful life. The cost of positive goodwill less any accumulated amortisation and any impairment losses (see note 1(j)) is included in the carrying amount of the interest in associates or jointly controlled entities.

Negative goodwill arising on acquisition of controlled subsidiaries, associates and jointly controlled entities represents the excess of the Group's share of the fair value of the identifiable assets and liabilities acquired over the cost of the acquisition. Negative goodwill is accounted for as follows:

— for acquisitions before 1 January 2001, negative goodwill is credited to a capital reserve; and

— for acquisitions on or after 1 January 2001, to the extent that negative goodwill relates to an expectation of future losses and expenses that are identified in the plan of acquisition and can be measured reliably, but which have not yet been recognised, it is recognised in the consolidated income statement when the future losses and expenses are recognised. Any remaining negative goodwill, but not exceeding the fair values of the non-monetary assets acquired, is recognised in the consolidated income statement over the weighted average useful life of those non-monetary assets that are depreciable/amortisable. Negative goodwill in excess of the fair values of the non-monetary assets acquired is recognised immediately in the consolidated income statement.

In respect of any negative goodwill not yet recognised in the consolidated income statement:

— for controlled subsidiaries, such negative goodwill is shown in the consolidated balance sheet as a deduction from assets in the same balance sheet classification as positive goodwill; and

— for associates and jointly controlled entities, such negative goodwill is included in the carrying amount of the interests in associates or jointly controlled entities.

On disposal of a controlled subsidiary, an associate or a jointly controlled entity during the year, any attributable amount of purchased goodwill not previously amortised through the consolidated income statement or which has previously been dealt with as a movement on Group reserves is included in the calculation of the profit or loss on disposal.

1 SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(f) Other investments in securities

The Group's and the Company's policies for investments in securities other than investments in subsidiaries, associates and jointly entities are as follows:

(i) Investments held on a continuing basis for an identified long-term purpose are classified as investment securities. Investment securities are stated in the balance sheet at cost less any provisions for diminution in value. Provisions are made when the fair values have declined below the carrying amounts, unless there is evidence that the decline is temporary, and are recognised as an expense in the income statement, such provisions being determined for each investment individually.

(ii) Provisions against the carrying value of investment securities are written back when the circumstances and events that led to the write-down or write-off cease to exist and there is persuasive evidence that the new circumstances and events will persist for the foreseeable future.

(iii) All other securities (whether held for trading or otherwise) are stated in the balance sheet at fair value. Changes in fair value are recognised in the income statement as they arise. Securities are presented as short term investments when they were acquired principally for the purpose of generating a profit from short term fluctuations in price.

(iv) Profits or losses on disposal of investments in securities are determined as the difference between the estimated net disposal proceeds and the carrying amount of the investments and are accounted for in the income statement as they arise.

(g) Fixed assets

(i) Fixed assets are carried in the balance sheets on the following bases:

- investment properties with an unexpired lease term of more than 20 years are stated in the balance sheet at their open market value which is assessed annually by external qualified valuers;

- land and buildings held for own use are stated in the balance sheet at their revalued amount, being their open market value at the date of revaluation less any subsequent accumulated depreciation (see note 1(i)). Revaluations are performed by qualified valuers with sufficient regularity to ensure that the carrying amount of these assets does not differ materially from that which would be determined using fair values at the balance sheet date; and

- equipment and other fixed assets are stated in the balance sheet at cost less accumulated depreciation (see note 1(i)) and impairment losses (see note 1(j)).

1 SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(g) Fixed assets (continued)

(ii) Changes arising on the revaluation of investment properties and land and buildings held for own use are generally dealt with in reserves. The only exceptions are as follows:

- when a deficit arises on revaluation, it will be charged to the income statement if, and to the extent that, it exceeds the amount held in the reserve in respect of that same asset, or, solely in the case of investment properties, the portfolio of investment properties, immediately prior to the revaluation; and

- when a surplus arises on revaluation, it will be credited to the income statement if, and to the extent that, a deficit on revaluation in respect of that same asset, or, solely in the case of investment properties, the portfolio of investment properties, had previously been charged to the income statement.

(iii) Subsequent expenditure relating to a fixed asset that has already been recognised is added to the carrying amount of the asset when it is probable that future economic benefits, in excess of the originally assessed standard of performance of the existing asset, will flow to the enterprise. All other subsequent expenditure is recognised as an expense in the period in which it is incurred.

(iv) Gains or losses arising from the retirement or disposal of a fixed asset are determined as the difference between the estimated net disposal proceeds and the carrying amount of the asset and are recognised in the income statement on the date of retirement or disposal. On disposal of an investment property, the related portion of surpluses or deficits previously taken to the investment properties revaluation reserve is also transferred to the income statement for the year. For land and buildings, any related revaluation surplus is transferred from the revaluation reserve to retained profits.

(h) Leased assets

Leases of assets under which the lessee assumes substantially all the risks and benefits of ownership are classified as finance leases. Leases of assets under which the lessor has not transferred all the risks and benefits of ownership are classified as operating leases.

Where the Group has the use of assets under operating leases, payments made under the leases are charged to the income statement in equal instalments over the accounting periods covered by the lease term, except where an alternative basis is more representative of the pattern of benefits to be derived from the leased asset. Lease incentives received are recognised in the income statement as an integral part of the aggregate net lease payments made. Contingent rentals are charged to the income statement in the accounting period in which they are incurred.

1 **SIGNIFICANT ACCOUNTING POLICIES** (CONTINUED)

(i) Amortisation and depreciation

(i) No depreciation is provided on investment properties with an unexpired lease term of over 20 years or on freehold land.

(ii) Depreciation is calculated to write off the cost or valuation of other fixed assets over their estimated useful lives as follows:

— leasehold land and buildings are depreciated on a straight-line basis over the remaining term of the lease;

— other fixed assets are depreciated on a straight-line basis over their estimated useful lives as follows:

Leasehold improvements	Over the shorter of remaining term of the lease and 5 - 6 years
Furniture, fixtures and equipment	3 - 6 years
Communications equipment	6 years
Motor vehicles	3 years

(j) Impairment of assets

The following assets are reviewed at each balance sheet date for any indications of impairment and/or to evaluate the appropriateness of any impairment loss provision previously made:

— property and equipment (other than properties carried at revalued amounts);

— investments in subsidiaries, associates and jointly controlled entities; and

— goodwill (whether taken initially to reserves or recognised as an asset).

If any such indication exists, impairment loss is recognised to the extent of the excess of the carrying amount over its recoverable amount.

(i) Calculation of recoverable amount

The recoverable amount of an asset is the greater of its net selling price and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of time value of money and the risks specific to the asset. Where an asset does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the smallest group of assets that generates cash inflows independently (i.e. a cash-generating unit).

1 SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(j) Impairment of assets (continued)

(ii) Reversals of impairment losses

In respect of assets other than goodwill, an impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss in respect of goodwill is reversed only if the loss was caused by a specific external event of an exceptional nature that is not expected to recur, and the increase in recoverable amount relates clearly to the reversal of the effect of that specific event.

A reversal of impairment losses is limited to the asset's carrying amount that would have been determined had no impairment loss been recognised in prior years. Reversals of impairment losses are credited to the income statement in the year in which reversals are recognised.

(k) Inventories

Inventories are carried at the lower of cost and net realisable value.

Cost is calculated using the first-in, first-out formula and comprises all costs of purchase and other costs incurred in bringing the inventories to their present location and condition.

Net realisable value is the estimated selling price in the ordinary course of business less the estimated costs necessary to make the sale.

When inventories are sold, the carrying amount of those inventories is recognised as an expense in the period in which the related revenue is recognised. The amount of any write-down of inventories to net realisable value and all losses of inventories are recognised as an expense in the period the write-down or loss occurs. The amount of any reversal of any write-down of inventories, arising from an increase in net realisable value, is recognised as a reduction in the amount of inventories recognised as an expense in the period in which the reversal occurs.

(l) Cash equivalents

Cash and cash equivalents comprise cash at bank and on hand, demand deposits with banks and other financial institutions, and short-term, highly liquid investments that are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value, having been within three months of maturity at acquisition. Bank overdrafts that are repayable on demand and form an integral of the Group's cash management are also included as a component of cash and cash equivalents for the purpose of the cash flow statement.

1 SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(m) Employee benefits

(i) Salaries, annual bonuses, paid annual leave, leave passage and the cost to the Group of non-monetary benefits are accrued in the year in which the associated services are rendered by employees of the Group. Where payment or settlement is deferred and the effect would be material, these amounts are stated at their present values.

(ii) Contributions to Mandatory Provident Funds as required under the Hong Kong Mandatory Provident Fund Schemes Ordinance and defined contribution provident fund scheme and retirement costs in respect of overseas employees according to local requirements are recognised as an expense in the income statement as incurred.

(iii) When the Group grants employees options to acquire shares of the Company, no employee benefit cost or obligation is recognised at the date of grant. When the options are exercised, equity is increased by the amount of the proceeds received.

(n) Deferred taxation

Deferred taxation is provided using the liability method in respect of the taxation effect arising from all material timing differences between the accounting and tax treatment of income and expenditure, which are expected with reasonable probability to crystallise in the foreseeable future.

Future deferred tax benefits are not recognised unless their realisation is assured beyond reasonable doubt.

(o) Provisions and contingent liabilities

Provisions are recognised for liabilities of uncertain timing or amount when the Company or Group has a legal or constructive obligation arising as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate can be made. Where the time value of money is material, provisions are stated at the present value of the expenditures expected to settle the obligation.

Where it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability, unless the probability of outflow of economic benefits is remote. Possible obligations, the existence of which will only be confirmed by the occurrence or non-occurrence of one or more future events, are also disclosed as contingent liabilities unless the probability of outflow of economic benefits is remote.

1 SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(p) Revenue recognition

Provided it is probable that the economic benefits will flow to the Group and the revenue and costs, if applicable, can be measured reliably, revenue is recognised in the income statement as follows:

(i) Telecommunications and data bureau services

Revenue from telecommunications and data bureau services, comprising proprietary services and carrier operations, are recognised when the services are rendered on the basis of traffic statistics agreed with international telecommunications carriers to the extent of the amounts expected to be received.

Revenue received from certain international telecommunications carriers is subject to clawback arrangements, whereby the originating/transit international telecommunications carriers may clawback amounts previously paid if subsequently they do not receive the corresponding payments from the end customers/other intermediate carriers respectively. Actual and potential clawbacks are taken into consideration in calculating the amount of revenue to be recognised.

(ii) Recreational club operation

Entrance fees are recognised when the application for club membership is accepted and no significant uncertainty as to collectability exists. Annual subscription fees are recognised over the relevant period of the membership. Revenue from the provision of club facilities, catering and other services is recognised when goods are delivered or services are rendered.

(iii) Consulting and other services

Revenue from the provision of consulting and other services is recognised when the relevant services have been provided and the Group's right to receive payment is established.

(iv) Dividends

Dividend income from investments is recognised when the shareholder's right to receive payment is established.

(v) Interest income

Interest income from bank deposits is accrued on a time-apportioned basis by reference to the principal outstanding and the rate applicable.

1 SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(q) Translation of foreign currencies

Foreign currency transactions during the year are translated into Hong Kong dollars at the exchange rates ruling at the transaction dates. Monetary assets and liabilities denominated in foreign currencies are translated into Hong Kong dollars at the exchange rates ruling at the balance sheet date. Exchange gains and losses are dealt with in the income statement.

The results of foreign enterprises are translated into Hong Kong dollars at the average exchange rates for the year; balance sheet items are translated into Hong Kong dollars at the rates of exchange ruling at the balance sheet date. The resulting exchange differences are dealt with as a movement in reserves.

On disposal of a foreign enterprise, the cumulative amount of exchange differences which relate to that foreign enterprise is included in the calculation of the profit or loss on disposal.

(r) Related parties

For the purposes of these financial statements, parties are considered to be related to the Group if the Group has the ability, directly or indirectly, to control the party or exercise significant influence over the party in making financial and operating decisions, or vice versa, or where the Group and the party are subject to common control or common significant influence. Related parties may be individuals or other entities.

(s) Segment reporting

A segment is a distinguishable component of the Group that is engaged either in providing products or services (business segment), or in providing products or services within a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other segments.

In accordance with the Group's internal financial reporting, the Group has chosen business segment information as the primary reporting format and geographical segment information as the secondary reporting format for the purposes of these financial statements.

Segment revenue, expenses, results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis to that segment. For example, segment assets may include inventories, trade receivables and property, plant and equipment. Segment revenue, expenses, assets, and liabilities are determined before intra-group balances and intra-group transactions are eliminated as part of the consolidated process, except to the extent that such intra-group balances and transactions are between Group enterprises within a single segment. Inter-segment pricing is based on similar terms as those available to other external parties.

1 SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(s) Segment reporting (continued)

Segment capital expenditure is the total cost incurred during the period to acquire segment assets (both tangible and intangible) that are expected to be used for more than one period.

Unallocated items mainly comprise financial and corporate assets, interest-bearing loans, borrowings, corporate and financing expenses and minority interests.

2 TURNOVER

The principal activities of the Group are provision of telecommunications services, provision of data bureau services, operation of recreational clubs, and investment holding. The amount of each significant category of revenue recognised in turnover is as follows:

	2002	2001
	$'000	*$'000*
Telecommunications and data bureau services	**117,735**	349,980
Recreational club operation	**24,351**	26,937
Dividend income from listed investments	**40,696**	6,656
Interest income	**10,577**	35,877
	193,359	419,450

3 OTHER REVENUE/OTHER NET LOSS

	2002	2001
	$'000	*$'000*
Other revenue		
Consulting services fees	**1,043**	10,000
Others	**496**	709
	1,539	10,709
Other net loss		
Net realised and unrealised loss on investments in securities	**90,057**	174,797
Net loss on disposal of fixed assets	**56**	2,409
Others	**—**	(52)
	90,113	177,154

4 LOSS FROM ORDINARY ACTIVITIES BEFORE TAXATION

Loss from ordinary activities before taxation is arrived at after charging/(crediting):

	2002	2001
	$'000	*$'000*
(a) Finance costs:		
Interest on bank loans and overdrafts	**1,253**	2,826
Factoring fees	**—**	191
Interest on convertible bonds	**—**	2,469
	1,253	5,486
(b) *Staff costs (including directors' remuneration):*		
Contributions to defined contribution plan	**1,060**	1,344
Salaries, wages and other benefits	**43,346**	53,161
	44,406	54,505
(c) Other items:		
Cost of inventories sold	**3,982**	3,757
Depreciation	**13,077**	13,961
Auditors' remuneration	**1,256**	1,232
Amortisation of goodwill included in share of profits less losses of associates	**1,815**	—
Exchange (gain)/loss	**(873)**	313
Deficit on revaluation of investment properties	**—**	400
Deficit on revaluation of land and buildings	**15,038**	16,058
Operating lease charges on land and buildings	**4,354**	5,984
(Write back of provision)/provision for diminution in value of and non-recoverable amounts due from associates	**(306)**	1,707
Provision for diminution in value of and non-recoverable amounts due from jointly controlled entities	**—**	2,904
Impairment loss on fixed assets	**—**	198

5 TAXATION

(a) Taxation in the consolidated income statement represents:

	2002 $'000	2001 $'000
Provision for Hong Kong Profits Tax for the year	3	—
Under/(over)-provision of Hong Kong Profits Tax in respect of prior years	1	(373)
	4	(373)
Overseas taxation	307	215
Under/(over)-provision in respect of prior years	1	(244)
Deferred taxation *(note 27(a))*	(7)	(1,220)
Share of associates' taxation	29	—
	334	(1,622)

The provision for Hong Kong Profits Tax is calculated at 16% of the estimated assessable profits for the year. Overseas taxation is charged at the appropriate current rates of taxation ruling in the relevant jurisdictions.

(b) Taxation in the consolidated balance sheet represents:

	2002 $'000	2001 $'000
Provision for Hong Kong Profits Tax for the year	3	—
Provision for overseas taxation for the year	307	215
Hong Kong Profits Tax paid	(1)	—
Overseas tax paid	(275)	(249)
Balance of tax provision relating to prior years	5,440	5,495
	5,474	5,461

6 DIRECTORS' REMUNERATION

Directors' remuneration disclosed pursuant to Section 161 of the Hong Kong Companies Ordinance is as follows:

	2002	2001
	$'000	*$'000*
Fees	**140**	152
Other emoluments paid to executive directors:		
- Salaries and other emoluments	**7,166**	5,997
- Retirement scheme contributions	**46**	48
	7,352	6,197

Included in the directors' remuneration were fees of $40,000 (2001: $40,000) paid to independent non-executive directors during the year.

In addition to the above emoluments, certain directors were granted share options under the Company's share option scheme approved in 1997. In the absence of a ready market for the options granted on the shares of the Company, the directors are unable to arrive at an accurate assessment of the value of the options granted to the respective directors. No options were granted or exercised during the year.

The remuneration of the directors is within the following bands:

	2002	2001
	Number of directors	Number of directors
$Nil - $1,000,000	**4**	6
$1,000,001 - $1,500,000	**1**	2
$1,500,001 - $2,000,000	**1**	—
$2,500,001 - $3,000,000	**—**	1
$3,500,001 - $4,000,000	**1**	—

7 INDIVIDUALS WITH HIGHEST EMOLUMENTS

Of the five individuals with the highest emoluments, 3 (2001: 3) are directors whose emoluments are disclosed in note 6. The aggregate of the emoluments in respect of the other 2 (2001: 2) individuals are as follows:

	2002	2001
	$'000	*$'000*
Salaries and other emoluments	**2,429**	3,120
Retirement scheme contributions	**24**	12
	2,453	3,132

The emoluments of the 2 (2001: 2) individuals with the highest emoluments are within the following bands:

	2002	2001
	Number of individuals	Number of individuals
$1,000,001 - $1,500,000	**2**	—
$1,500,001 - $2,000,000	**—**	2

8 LOSS ATTRIBUTABLE TO SHAREHOLDERS

The consolidated loss attributable to shareholders includes a loss of $119,072,000 (2001: $669,848,000) which has been dealt with in the financial statements of the Company.

9 LOSS PER SHARE

(a) Basic loss per share

The calculation of basic loss per share is based on the loss attributable to shareholders of $119,435,000 (2001: $197,696,000) and the 1,650,658,000 ordinary shares in issue during both years.

(b) Diluted loss per share

The diluted loss per share for the years ended 31 December 2002 and 2001 is the same as the basic loss per share as the exercise of outstanding share options in full would have an anti-dilutive effect on the loss per share.

10 CHANGES IN ACCOUNTING POLICIES

Translation of financial statements of foreign enterprises

In prior years, the results of foreign enterprises were translated into Hong Kong dollars at the rates of exchange ruling at the balance sheet date. With effect from 1 January 2002, in order to comply with Statement of Standard Accounting Practice 11 (revised) issued by the Hong Kong Society of Accountants, the Group translates the results of foreign enterprises at the average exchange rate for the year. The effect of this change in accounting policy is not material and, therefore, the opening balances have not been restated.

11 SEGMENT REPORTING

Segment information is presented in respect of the Group's business and geographical segments. Business segment information is chosen as the primary reporting format because this is more relevant to the Group's internal financial reporting.

Business segments

The Group comprises the following main business segments:

Telecommunications and data bureau services:	the provision of telecommunications services and data bureau services
Recreational club operation:	the provision of recreational facilities and catering services
Treasury and investment:	treasury operations and the holding and trading of investments for short term and long term investment returns
e-commerce enabling technologies:	the provision of e-commerce enabling technologies

11 SEGMENT REPORTING (CONTINUED)

Business segments (continued)

	Telecommunications and data bureau services		Recreational club operation		Treasury and investment		e-commerce enabling technologies		Consolidated	
	2002	2001	**2002**	2001	**2002**	2001	**2002**	2001	**2002**	2001
	$'000	*$'000*	***$'000***	*$'000*	***$'000***	*$'000*	***$'000***	*$'000*	***$'000***	*$'000*
Turnover from external customers	**117,735**	349,980	**24,351**	26,937	**51,273**	42,533	**–**	–	**193,359**	419,450
Other revenue	**1,043**	199	**439**	291	**57**	180	**–**	10,039	**1,539**	10,709
Segment revenue	**118,778**	350,179	**24,790**	27,228	**51,330**	42,713	**–**	10,039	**194,898**	430,159
Segment result	**(2,341)**	(5,305)	**(9,138)**	(13,123)	**(56,120)**	(137,974)	**(428)**	(11,934)	**(68,027)**	(168,336)
Other group expenses									**(2,991)**	(3,016)
Deficit on revaluation of land and buildings									**(15,038)**	(16,058)
Deficit on revaluation of investment properties									**–**	(400)
Loss from operations									**(86,056)**	(187,810)
Finance costs									**(1,253)**	(5,486)
Share of profits less losses of associates	**–**	315	**–**	–	**(1,792)**	90	**–**	–	**(1,792)**	405
Share of losses of jointly controlled entities	**–**	–	**–**	–	**–**	–	**–**	(6,427)	**–**	(6,427)
Impairment loss on goodwill									**(30,000)**	–
Taxation									**(334)**	1,622
Loss attributable to shareholders									**(119,435)**	(197,696)
Depreciation for the year	**6,698**	6,093	**5,806**	6,671	**573**	10	**–**	1,187	**13,077**	13,961
Impairment loss for the year	**–**	–	**–**	–	**–**	–	**–**	198	**–**	198
Significant non-cash expenses (other than depreciation and amortisation)	**12**	2,875	**–**	–	**92,053**	174,815	**–**	4,137	**92,065**	181,827
Segment assets	**122,374**	156,386	**157,524**	174,458	**786,627**	856,279	**128**	2,001	**1,066,653**	1,189,124
Investment in associates and jointly controlled entities	**–**	–	**–**	–	**29,121**	4,636	**–**	–	**29,121**	4,636
Unallocated assets									**3,600**	3,600
Total assets									**1,099,374**	1,197,360
Segment liabilities	**76,369**	75,472	**22,899**	32,730	**3,348**	2,062	**–**	1,290	**102,616**	111,554
Unallocated liabilities									**52,244**	52,242
Total liabilities									**154,860**	163,796
Capital expenditure incurred during the year:										
- in respect of investments	**–**	54,460	**–**	–	**63,222**	85,329	**–**	–	**63,222**	139,789
- in respect of fixed assets	**166**	4,017	**518**	406	**–**	76	**–**	117	**684**	4,616
	166	58,477	**518**	406	**63,222**	85,405	**–**	117	**63,906**	144,405

11 SEGMENT REPORTING (CONTINUED)

Geographical segments

The Group's business is conducted on a worldwide basis, but participates in six principal economic environments.

In presenting information on the basis of geographical segments, segment revenue is based on the geographical location of customers. Segment assets and capital expenditure are based on the geographical location of the assets.

	Hong Kong		PRC (excluding Hong Kong)		Japan		Other Asia Pacific regions		Europe		North America		Others		Consolidated	
	2002	2001	**2002**	2001	**2002**	2001	**2002**	2001	**2002**	2001	**2002**	2001	**2002**	2001	**2002**	2001
	$'000	*$'000*	***$'000***	*$'000*	***$'000***	*$'000*	***$'000***	*$'000*	***$'000***	*$'000*	***$'000***	*$'000*	***$'000***	*$'000*	***$'000***	*$'000*
Revenue from external customers	**72,865**	70,679	**4,042**	2,583	**29,128**	139,371	**6,759**	29,783	**50,813**	104,229	**24,414**	64,698	**5,338**	8,107	**193,359**	419,450
Segment assets	**887,482**	990,425	**85,825**	87,803	**–**	–	**41,110**	35,813	**431**	1,136	**84,526**	79,242	**–**	2,941	**1,099,374**	1,197,360
Capital expenditure incurred during the year:																
- in respect of investments	**29,564**	–	**–**	34,154	**–**	–	**29,767**	30,000	**–**	–	**3,891**	75,635	**–**	–	**63,222**	139,789
- in respect of fixed assets	**184**	3,902	**360**	14	**–**	–	**121**	631	**19**	69	**–**	–	**–**	–	**684**	4,616
	29,748	3,902	**360**	34,168	**–**	–	**29,888**	30,631	**19**	69	**3,891**	75,635	**–**	–	**63,906**	144,405

12 FIXED ASSETS

(a) The Group

	Land and buildings $'000	Leasehold improvements $'000	Furniture, fixtures and equipment $'000	Communications equipment $'000	Motor vehicles $'000	Sub-total $'000	Investment properties $'000	Total $'000
Cost or valuation:								
At 1 January 2002	170,000	3,178	15,974	37,638	2,490	229,280	3,600	232,880
Exchange adjustments	–	–	108	1,696	23	1,827	–	1,827
Additions	–	333	351	–	–	684	–	684
Deficit on revaluation	(20,000)	–	–	–	–	(20,000)	–	(20,000)
Disposals	–	(1,275)	(77)	(386)	–	(1,738)	–	(1,738)
At 31 December 2002	**150,000**	**2,236**	**16,356**	**38,948**	**2,513**	**210,053**	**3,600**	**213,653**
Representing:								
Cost	–	2,236	16,356	38,948	2,513	60,053	–	60,053
Valuation - 31 December 2002	150,000	–	–	–	–	150,000	3,600	153,600
	150,000	**2,236**	**16,356**	**38,948**	**2,513**	**210,053**	**3,600**	**213,653**
Aggregate amortisation and depreciation:								
At 1 January 2002	–	1,278	11,951	25,908	1,767	40,904	–	40,904
Exchange adjustments	–	–	84	1,166	23	1,273	–	1,273
Charge for the year	4,962	809	1,860	5,086	360	13,077	–	13,077
Written back on revaluation	(4,962)	–	–	–	–	(4,962)	–	(4,962)
Written back on disposals	–	(1,264)	–	(340)	–	(1,604)	–	(1,604)
At 31 December 2002	**–**	**823**	**13,895**	**31,820**	**2,150**	**48,688**	**–**	**48,688**
Net book value:								
At 31 December 2002	**150,000**	**1,413**	**2,461**	**7,128**	**363**	**161,365**	**3,600**	**164,965**
At 31 December 2001	170,000	1,900	4,023	11,730	723	188,376	3,600	191,976

12 FIXED ASSETS (CONTINUED)

(b) The Company

	Land and buildings *$'000*	Furniture, fixtures and equipment *$'000*	Sub-total *$'000*	Investment properties *$'000*	Total *$'000*
Cost or valuation:					
At 1 January 2002	120,000	3	120,003	3,600	123,603
Deficit on revaluation	(20,000)	—	(20,000)	—	(20,000)
At 31 December 2002	**100,000**	**3**	**100,003**	**3,600**	**103,603**
Representing:					
Cost	—	3	3	—	3
Valuation					
- 31 December 2002	100,000	—	100,000	3,600	103,600
	100,000	**3**	**100,003**	**3,600**	**103,603**
Aggregate amortisation and depreciation:					
At 1 January 2002	—	1	1	—	1
Charge for the year	2,581	1	2,582	—	2,582
Written back on revaluation	(2,581)	—	(2,581)	—	(2,581)
At 31 December 2002	**—**	**2**	**2**	**—**	**2**
Net book value:					
At 31 December 2002	**100,000**	**1**	**100,001**	**3,600**	**103,601**
At 31 December 2001	120,000	2	120,002	3,600	123,602

12 FIXED ASSETS (CONTINUED)

(c) The analysis of net book value of properties is as follows:

	The Group		The Company	
	2002	2001	**2002**	2001
	$'000	*$'000*	***$'000***	*$'000*
In Hong Kong				
under medium-term lease	**103,600**	123,600	**103,600**	123,600
In the People's Republic of China				
under medium-term lease	**50,000**	50,000	**—**	—
	153,600	173,600	**103,600**	123,600

Investment properties of the Group and the Company were revalued at 31 December 2002 by an independent firm of surveyors, DTZ Debenham Tie Leung Limited, on an open market value basis. No revaluation deficit (2001: deficit of $400,000) has been charged to the income statement.

The Group's and the Company's land and buildings held for own use were revalued at 31 December 2002 by an independent firm of surveyors, DTZ Debenham Tie Leung Limited, on an open market value basis. The net revaluation deficit of $15,038,000 (2001: $16,058,000) for the Group was charged to the consolidated income statement. The revaluation deficit of $17,419,000 (2001: surplus of $2,526,000) for the Company was charged to the income statement.

The carrying amount of the land and buildings held for own use by the Group and the Company at 31 December 2002 would have been $136,324,000 (2001: $143,956,000) and $34,488,000 (2001: $35,263,000) respectively had they been carried at cost less accumulated depreciation.

13 INTEREST IN SUBSIDIARIES

	The Company	
	2002	2001
	$'000	*$'000*
Unlisted shares, at cost	**12,700**	12,700
Amounts due from subsidiaries	**1,070,758**	1,005,071
	1,083,458	1,017,771
Less: impairment loss	**(914,352)**	(829,694)
	169,106	188,077

Details of principal subsidiaries are shown on pages 61 and 62.

14 INTEREST IN ASSOCIATES

	The Group		The Company	
	2002	2001	**2002**	2001
	$'000	*$'000*	***$'000***	*$'000*
Unlisted shares, at cost	**—**	—	**1**	1
Share of net assets	**13,473**	2,288	**—**	—
Goodwill	**16,334**	—	**—**	—
Amounts due from associates	**9,627**	12,967	**1,402**	4,435
	39,434	15,255	**1,403**	4,436
Less: impairment loss	**(10,313)**	(10,619)	**—**	—
	29,121	4,636	**1,403**	4,436

Details of principal associates are shown on page 63.

15 INTEREST IN JOINTLY CONTROLLED ENTITIES

	The Group	
	2002	2001
	$'000	*$'000*
Share of net liabilities	**(17,913)**	(17,913)
Amounts due from jointly controlled entities	**36,141**	36,141
	18,228	18,228
Less: impairment loss	**(18,228)**	(18,228)
	—	—

Details of principal jointly controlled entities are shown on page 63.

16 OTHER NON-CURRENT FINANCIAL ASSETS

	The Group	
	2002	2001
	$'000	*$'000*
Investment securities		
Equity securities listed outside Hong Kong	**2,236**	2,236
Unlisted equity securities	**54,460**	54,460
	56,696	56,696
Other securities		
Equity securities listed outside Hong Kong	**25,066**	21,175
Unlisted equity securities	**26,801**	30,000
	51,867	51,175
	108,563	107,871
Market value of listed securities	**34,295**	66,353

17 SHORT TERM INVESTMENTS

	The Group		The Company	
	2002	2001	**2002**	2001
	$'000	*$'000*	***$'000***	*$'000*
Trading securities (at market value)				
Equity securities listed in Hong Kong	**102,082**	164,067	**100,044**	161,558

Included in trading securities were ordinary shares of $2 each of China Motor Bus Company, Limited, which is incorporated in Hong Kong, as follows:

	The Group		The Company	
	2002	2001	**2002**	2001
	$'000	*$'000*	***$'000***	*$'000*
Market value of ordinary shares of China Motor Bus Company, Limited	**97,553**	136,990	**96,970**	136,171
Proportion of ownership interest	**4.5%**	4.5%	**4.5%**	4.5%

18 TRADE AND OTHER RECEIVABLES

	The Group		The Company	
	2002	2001	**2002**	2001
	$'000	*$'000*	***$'000***	*$'000*
Trade debtors	**13,647**	26,143	**—**	—
Deposits, prepayments and other receivables	**59,516**	44,943	**31,527**	2,434
	73,163	71,086	**31,527**	2,434

Included in deposits, prepayments and other receivables are deposits of $37,344,000 (2001: $34,154,000) paid in respect of acquisition of equity interests in two companies, and a short term loan to a third party in the amount of $14,448,000 (2001: $Nil).

18 TRADE AND OTHER RECEIVABLES (CONTINUED)

Included in trade debtors are receivables (net of provisions for bad and doubtful debts) with the following ageing analysis:

	The Group	
	2002	2001
	$'000	*$'000*
0 - 1 month	**3,065**	14,474
2 - 3 months	**4,394**	9,724
Over 3 months	**6,188**	1,945
	13,647	26,143

The Group maintains a defined credit policy for its trade customers and the credit terms given vary according to the business activities. The financial strengths of and the period of business with individual customers are considered in arriving at the respective credit terms. Reviews of major receivables are conducted regularly.

19 PLEDGED DEPOSITS

Pledges of the Company's fixed deposits of US$6,110,000 (2001: US$6,110,000) were given to bankers to secure short term loans and other general banking facilities to the extent of US$6,110,000 (2001: US$11,600,000).

20 CASH AND CASH EQUIVALENTS

	The Group		The Company	
	2002	2001	**2002**	2001
	$'000	*$'000*	***$'000***	*$'000*
Deposits with banks and other financial institutions	**538,137**	546,748	**538,137**	546,748
Cash at bank and in hand	**35,439**	62,988	**9,797**	5,000
Cash and cash equivalents in the balance sheet	**573,576**	609,736	**547,934**	551,748

21 TRADE AND OTHER PAYABLES

All trade and other payables are due within one month or on demand.

22 BANK LOANS AND OVERDRAFTS, SECURED

	The Group	
	2002	2001
	$'000	*$'000*
Bank loans	**46,680**	46,680
Bank overdrafts	**—**	6
	46,680	46,686

The bank loans and overdrafts were secured by pledge of fixed deposits and were repayable on demand.

23 DEBENTURES

Each debenture holder is entitled to be a debenture member of the Hilltop Country Club (the "Club") subject to the Club Rules and By-laws for so long as the debentures shall remain outstanding, and has the right to use and enjoy all the facilities of the Club free from monthly subscription. At 31 December 2002, the Group's debentures were redeemable as follows:

	2002	2001
	$'000	*$'000*
Within one year	**4,540**	11,410
In the second year	**480**	4,440
In the third to fifth year	**6,744**	2,110
	7,224	6,550
	11,764	17,960

All redeemable debentures are non-interest bearing and may be renewed upon maturity subject to the Group's prior consent.

24 OTHER LOANS, UNSECURED

The loans are due to a minority shareholder of a subsidiary, and are unsecured, interest free and repayable on demand.

(Expressed in Hong Kong dollars)

25 EMPLOYEE RETIREMENT BENEFITS

(a) Defined contribution provident fund scheme ("PF Scheme")

The PF Scheme is administered by an independent trustee. Under the PF Scheme, both the Group and staff make monthly contributions to the PF Scheme each with an amount of 5% of the employees' basic salaries (capped at $30,000). Any forfeited contributions and related accrued interest are used to reduce the employer's contributions. For the year ended 31 December 2002, the Group's net provident fund contributions charged to the income statement amounted to $201,000 (2001: $118,000), after utilising the aggregate amount of employer's contributions forfeited during the current year of $Nil (2001: $179,000).

(b) Mandatory provident fund scheme ("MPF Scheme")

The MPF Scheme was established in December 2000 under the Hong Kong Mandatory Provident Fund Schemes Ordinance. All new Hong Kong staff join the MPF Scheme. Under the MPF Scheme, the Group and staff are required to contribute each at 5% of the employees' relevant income (capped at $20,000). For the year ended 31 December 2002, the Group's mandatory provident fund contributions charged to the income statement amounted to $728,000 (2001: $1,128,000).

26 SHARE OPTION SCHEME

In an extraordinary general meeting of the Company held on 14 June 2002, the shareholders of the Company formally approved the termination of the share option scheme adopted on 30 December 1997 (the "Old Scheme") and the adoption of a new share option scheme (the "New Scheme"), in compliance with the amended Chapter 17 of the Listing Rules. A summary of the principal terms of the New Scheme was sent to the shareholders of the Company in a circular dated 28 May 2002. All new options shall be granted under the terms and conditions of the New Scheme. No options have yet been granted under the New Scheme.

All outstanding options granted under the Old Scheme shall remain valid and exercisable under the provisions of the Old Scheme.

(a) Movements in share options

	2002	2001
	Number	Number
At 1 January	**9,256,000**	16,764,000
Lapsed	**(5,618,000)**	(7,508,000)
At 31 December	**3,638,000**	9,256,000
Options vested at 31 December	**3,638,000**	8,636,000

(Expressed in Hong Kong dollars)

26 SHARE OPTION SCHEME (CONTINUED)

(b) Terms of unexpired and unexercised share options at balance sheet date

Date granted	Exercise price	2002 Number	2001 Number
11 October 1999	$1.528	**636,000**	4,936,000
22 October 1999	$1.530	**300,000**	300,000
1 December 1999	$1.804	**144,000**	144,000
20 December 1999	$2.316	**—**	800,000
27 March 2000	$1.900	**1,950,000**	1,950,000
1 August 2000	$0.630	**408,000**	576,000
1 September 2000	$0.694	**—**	50,000
18 September 2000	$0.670	**200,000**	500,000
		3,638,000	9,256,000

These share options are exercisable before 29 December 2007.

The exercise in full of the remainder of the share options would, under the present capital structure of the Company, result in the issue of 3,638,000 additional ordinary shares of $0.01 at a total consideration of approximately $5,787,000.

27 DEFERRED TAXATION

(a) Movements on deferred taxation comprise:

	The Group	
	2002	2001
	$'000	*$'000*
At 1 January	**95**	1,312
Exchange difference	**1**	3
Transfer to the income statement *(note 5(a))*	**(7)**	(1,220)
At 31 December	**89**	95

(b) Major components of deferred tax of the Group are set out below:

	2002		2001	
	Provided	**Potential liabilities/ (assets) unprovided**	Provided	Potential liabilities/ (assets) unprovided
	$'000	***$'000***	*$'000*	*$'000*
Depreciation allowances in excess of related depreciation	**89**	**537**	175	1,388
Tax losses	**—**	**(47,096)**	(80)	(32,139)
	89	**(46,559)**	95	(30,751)

(c) Major components of deferred tax of the Company are set out below:

	2002		2001	
	Provided	**Potential liabilities/ (assets) unprovided**	Provided	Potential liabilities/ (assets) unprovided
	$'000	***$'000***	*$'000*	*$'000*
Tax losses	**—**	**(23,111)**	—	(14,880)

28 SHARE CAPITAL

	2002		2001	
	No. of shares		No. of shares	
	'000	***$'000***	*'000*	*$'000*
Authorised:				
Ordinary shares of $0.01 (2001: $0.50) each	**100,000,000**	**1,000,000**	2,000,000	1,000,000
Issued and fully paid:				
At 1 January	**1,650,658**	**825,329**	1,650,658	825,329
Reduction of share capital *(note (a) & note 29)*	**—**	**(808,822)**	—	—
At 31 December	**1,650,658**	**16,507**	1,650,658	825,329

During the year, a capital reorganisation scheme was approved by the shareholders at an extraordinary general meeting on 11 July 2002 and has subsequently been confirmed by the sanction of an order of the High Court of Hong Kong dated 6 August 2002. The details of the capital reorganisation scheme are as follows:

(a) the authorised share capital of the Company was reduced from $1,000,000,000, divided into 2,000,000,000 ordinary shares of $0.50 each, to $20,000,000 divided into 2,000,000,000 ordinary shares of $0.01 each. Such reduction was effected by cancelling paid up capital per share by $0.49 on each of the 1,650,658,676 ordinary shares in issue on 6 August 2002, being the date on which the court petition was heard, and by reducing the nominal value of all the issued and unissued ordinary shares of the Company from $0.50 to $0.01 per ordinary share; and

(b) upon such reduction of capital taking effect:

(i) the authorised share capital of the Company has been increased to its former amount of $1,000,000,000 by the creation of an additional 98,000,000,000 ordinary shares of $0.01 each; and

(ii) a special capital reserve has been created and credited with an amount equal to the credit arising from the said reduction of capital as detailed in (a) above, which amounted to $808,822,751. Such reserve shall not be treated as realised profit and shall, for as long as the Company shall remain a listed company, be treated as an undistributable reserve. However, the special capital reserve may be reduced by the aggregate of any increase in the issued capital or in the share premium account of the Company resulting from an issue of shares for cash or other new consideration or upon a capitalisation of distributable reserves.

29 RESERVES

(a) The Group

	Share premium $'000	Capital redemption reserve $'000	Special reserve $'000	Exchange reserve $'000	Goodwill reserve $'000	Accumulated losses $'000	Total $'000
At 1 January 2001	1,189,721	478	–	1,029	(30,000)	(755,058)	406,170
Exchange differences	–	–	–	(239)	–	–	(239)
Loss for the year	–	–	–	–	–	(197,696)	(197,696)
At 31 December 2001	1,189,721	478	–	790	(30,000)	(952,754)	208,235
At 1 January 2002	1,189,721	478	–	790	(30,000)	(952,754)	208,235
Exchange differences	–	–	–	385	–	–	385
Reduction of share capital *(note 28)*	–	–	808,822	–	–	–	808,822
Impairment loss on goodwill	–	–	–	–	30,000	–	30,000
Loss for the year	–	–	–	–	–	(119,435)	(119,435)
At 31 December 2002	**1,189,721**	**478**	**808,822**	**1,175**	**–**	**(1,072,189)**	**928,007**

The accumulated losses of the Group include profit of $328,000 (2001: profit $200,000) retained by associates.

29 RESERVES (CONTINUED)

(b) The Company

	Share premium $'000	Special reserve $'000	Capital redemption reserve $'000	Accumulated losses $'000	Total $'000
At 1 January 2001	1,189,721	—	478	(282,316)	907,883
Loss for the year	—	—	—	(669,848)	(669,848)
At 31 December 2001	1,189,721	—	478	(952,164)	238,035
At 1 January 2002	1,189,721	—	478	(952,164)	238,035
Reduction of share capital *(note 28)*	—	808,822	—	—	808,822
Loss for the year	—	—	—	(119,072)	(119,072)
At 31 December 2002	**1,189,721**	**808,822**	**478**	**(1,071,236)**	**927,785**

The Company did not have any distributable reserves at 31 December 2002.

30 COMMITMENTS

(a) Operating lease commitments

At 31 December 2002, the total future minimum lease payments under non-cancellable operating leases are payable as follows:

	The Group		The Company	
	2002	2001	**2002**	2001
	$'000	*$'000*	***$'000***	*$'000*
Within 1 year	**1,312**	2,967	**880**	2,640
After 1 year but within 5 years	**87**	1,050	**—**	880
	1,399	4,017	**880**	3,520

The Group leases a number of properties under operating leases. The leases typically run for an initial period of one to two years, with an option to renew the lease when all terms are renegotiated. None of the leases includes contingent rentals.

(Expressed in Hong Kong dollars)

30 COMMITMENTS (CONTINUED)

(b) Acquisition of equity interests

A wholly-owned subsidiary of the Company entered into a subscription agreement with ChinaPay.com Holdings Limited ("ChinaPay") to acquire 666,667 shares (representing approximately 7% of the enlarged share capital) of ChinaPay at a consideration of US$1,000,000 (equivalent to $7,780,000) which was paid into an escrow account in November 2001. Closing of the acquisition is subject to satisfactory completion of the due diligence exercise and other closing conditions.

During the year, a wholly-owned subsidiary of the Company entered into a joint venture contract, upon the terms and conditions set out therein, to form a club and leisure business management company in Shanghai. The Company, in acquiring 20% of the shares, is committed to a US$1,600,000 investment.

(c) *Other commitments*

As at 31 December 2002, the Company, acting on behalf of Hill Top Country Club Limited, was a party to a co-operative joint venture agreement with a PRC joint venture partner in respect of Shanghai Hilltop Country Club Limited ("SHCCL"). According to the terms of the co-operative joint venture agreement and supplementary agreement signed on 2 September 2002, the Company committed to pay the PRC joint venture partner any shortfall in the profit distributed by SHCCL to the PRC joint venture partner below the amount of RMB1,650,000 and US$268,000 per annum from 2001 to 2008 and from 2009 to 2022 respectively. As at 31 December 2002, the maximum amount payable by the Company to the PRC joint venture partner up to 27 December 2022 in excess of the amount provided for in these financial statements amounted to $38,520,000.

31 CONTINGENT LIABILITIES

At 31 December 2002, there were contingent liabilities in respect of the following:

(a) One of the telecommunications content providers of a subsidiary issued a letter through its solicitors in March 2002 claiming damages of US$1,500,000 from that subsidiary in relation to rate changes applied by that subsidiary for services delivered by the content provider. The claimant also disputes traffic volumes generated in the past and claims to have been underpaid by at least US$2,736,125.

Management has studied the allegations raised and sought legal advice on the subsidiary's legal rights and liabilities. Upon advice, the subsidiary has sought to refute most of the allegations and has raised a counterclaim of US$6,214,708 for the return of sums advanced on account to the content provider due to uncollectibles, discrepancies arising on reconciliation of traffic volumes and other related items. In the meantime, no provision has been made in the financial statements in connection with these claims.

(b) During the year ended 31 December 2002, the Company executed corporate guarantees as part of the security for general banking facilities granted to certain subsidiaries to the extent of US$6,110,000 (2001: US$11,600,000) and for rental payable by a subsidiary to the extent of $264,000 (2001: Nil).

(Expressed in Hong Kong dollars)

32 MATERIAL RELATED PARTY TRANSACTIONS

During the year, the Company received interest income amounting to $138,000 (2001: $398,000) from an associate.

On 27 April 2001, the Company entered into a tenancy agreement with a company controlled by a substantial shareholder of the Company. Rental expense payable under the agreement during the year ended 31 December 2002 amounted to $2,843,000 (2001: $1,218,000). The terms of the tenancy agreement are on an arm's length basis.

During the year, a subsidiary of the Company entered into a subscription agreement with a Taiwanese company, in relation to the subscription of 12 million new ordinary shares to be issued by the investee company, representing approximately a 14.4% equity interest, for a consideration of NT$120 million (equivalent to $26,801,000). The substantial shareholder of the Company is also a substantial shareholder of the Taiwanese company.

33 COMPARATIVE FIGURES

The presentation and classification of items in the consolidated cash flow statement have been changed due to the adoption of the requirements of SSAP 15 (revised 2001) "Cash flow statements". As a result, certain advances from banks and pledged deposit have been excluded from the definition of cash equivalents, cash flow items from taxation, returns on investments and servicing of finance have been classified into operating, investing and financing activities respectively and a detailed breakdown of cash flows from operating activities have been included on the face of the consolidated cash flow statement. Comparative figures have been reclassified to conform with the current year's presentation.

GROUP STRUCTURE

(a) The following is a list of the principal subsidiaries at 31 December 2002:

Name of company	Place of incorporation/ operation*	Particulars of issued and paid up capital	Proportion of ownership interest: Group's effective interest	held by the Company	held by subsidiary	Principal activities
Asia Pacific Telecommunications Limited	Hong Kong	Ordinary HK$2,000	100%	—	100%	Provision of international telecommunications services
e-New Media Technology Limited	British Virgin Islands/ Hong Kong	Ordinary US$1	100%	100%	—	Investment holding
e-Media Telecom Limited	British Virgin Islands/ Hong Kong	Ordinary US$1	100%	—	100%	Investment holding
ENM Investments Limited	Cayman Islands/ Hong Kong	Ordinary US$1	100%	100%	—	Investment holding
Hill Top Country Club Limited	Hong Kong	Ordinary HK$10,000,000	100%	100%	—	Club management
Inasia.com Limited	Hong Kong	Ordinary HK$2,500,000	100%	—	100%	Telecommunications business
Lion Dragon Limited	British Virgin Islands/ Hong Kong	Ordinary US$1	100%	—	100%	Investment holding
Jackpot International Business Inc.	British Virgin Islands/ Hong Kong	Ordinary US$1	100%	—	100%	Investment holding
New Media (Aust) Pty Limited	Australia	Ordinary AU$100	100%	—	100%	Engineering support services

* where different from the place of incorporation

(a) The following is a list of the principal subsidiaries at 31 December 2002 (continued):

Name of company	Place of incorporation/ operation*	Particulars of issued and paid up capital	Proportion of ownership interest: Group's effective interest	held by the Company	held by subsidiary	Principal activities
New Media Corporation	Cayman Islands/ Hong Kong	Ordinary US$2,227,280	100%	—	100%	Investment holding
New Media Telecom Asia Limited	Taiwan	Ordinary NT$2,000,000	100%	—	100%	Data bureau services
New Media Telecom (Singapore) Pte Limited	Singapore	Ordinary SGD100,000	100%	—	100%	Telecommunications business
Richtime Management Limited	British Virgin Islands/ Hong Kong	Ordinary US$1	100%	—	100%	Investment holding
Shanghai Hilltop Country Club Limited	The People's Republic of China (Co-operative joint venture)	US$7,200,000	80%	—	80%	Club management
Ventures Triumph Limited	British Virgin Islands/ Hong Kong	Ordinary US$1	100%	—	100%	Investment holding
Voice Information Systems Limited	Hong Kong	Ordinary "A" HK$3,000,000 Ordinary "B" HK$2,000,000	100%	—	100%	Bureau services
Wintalent International Limited	British Virgin Islands/ Hong Kong	Ordinary US$1	100%	—	100%	Investment holding

* where different from the place of incorporation

(b) The following is a list of the principal associates at 31 December 2002:

Name of Company	Place of incorporation	Attributable equity interest held by the Group	Principal activities
Ventile Investments Limited	British Virgin Islands	35%	Provision of finance
Beijing Smartdot Technologies Limited	The People's Republic of China	20%	Software developer and solution project provider
S & S Technologies Company Limited	Cayman Islands	25%	Provider of IP based broadband services and wireless value added services

(c) The following is a list of the principal jointly controlled entities at 31 December 2002:

Name of Company	Place of incorporation	Attributable equity interest held by the Group	Principal activities
e-Brilliant Company Limited	Cayman Islands	50%	Investment holding
e-Brilliant Pte Limited	Singapore	50%	In liquidation

FIVE YEAR SUMMARY

(Expressed in Hong Kong dollars)

RESULTS

	Year ended 31 March 1999 $'000	9 months ended 31 December 1999 $'000	Year ended 31 December 2000 $'000	Year ended 31 December 2001 $'000	**Year ended 31 December 2002 $'000**
Turnover	52,670	223,176	878,169	419,450	**193,359**
Loss from operations	(54,628)	(248)	(190,604)	(187,810)	**(86,056)**
Finance costs	(2,048)	(6,473)	(11,408)	(5,486)	**(1,253)**
Share of results of associates	14	6	(452)	405	**(1,792)**
Share of results of jointly controlled entities	—	—	(11,541)	(6,427)	**—**
Impairment loss on goodwill *(note 1)*	—	—	(473,061)	—	**(30,000)**
Loss from ordinary activities before taxation	(56,662)	(6,715)	(687,066)	(199,318)	**(119,101)**
Taxation	141	(1,442)	236	1,622	**(334)**
Minority interests	—	2,721	9,209	—	**—**
Loss attributable to shareholders	(56,521)	(5,436)	(677,621)	(197,696)	**(119,435)**

FIVE YEAR SUMMARY
(Expressed in Hong Kong dollars)

ASSETS AND LIABILITIES

	31 March 1999	31 December 1999	31 December 2000	31 December 2001	**31 December 2002**
	$'000	*$'000*	*$'000*	*$'000*	***$'000***
Non-current assets	548,318	724,423	469,519	304,483	**302,649**
Net current assets	59,018	208,973	779,562	735,726	**649,178**
Total assets less current liabilities	607,336	933,396	1,249,081	1,040,209	**951,827**
Non-current liabilities	(19,340)	(187,482)	(17,582)	(6,645)	**(7,313)**
Minority interests	(11,353)	(37,772)	—	—	**—**
	576,643	708,142	1,231,499	1,033,564	**944,514**
Share capital	355,465	624,480	825,329	825,329	**16,507**
Reserves	221,178	83,662	406,170	208,235	**928,007**
	576,643	708,142	1,231,499	1,033,564	**944,514**

Notes:

(1) Following the requirements of Statement of Standard Accounting Practice 31 "Impairment of assets", the directors have performed an assessment of the fair value of the Group's assets, including goodwill that had previously been eliminated against reserves, and have retrospectively restated the 2000 result for the impairment of goodwill arising from the acquisition of subsidiaries according to the transitional provisions of Statement of Standard Accounting Practice 30 "Business combinations".

(2) Pursuant to the revised (December 2001) Hong Kong Statement of Standard Accounting Practice No. 11 "Foreign currency translation", the Group changed its accounting policy for translation of the results of foreign enterprises in 2002. Figures for the years from 1999 to 2001 have not been adjusted for comparison purposes as the effect of this change in accounting policy is not material.

enewmedia

二零零二年年報

2002





目錄

公司資料

執行董事

梁榮江*(主席)*
吳智明*(行政總裁)*
梁煒才
楊永東

獨立非執行董事

劉偉檳
陳正

公司秘書

鄭佩敏

核數師

畢馬威會計師事務所
香港中環
遮打道10號
太子大廈8樓

股份過戶登記處

香港中央證券登記有限公司
香港皇后大道東183號
合和中心
17樓1712-1716室

主要銀行

香港上海滙豐銀行有限公司
摩根大通私人銀行
中國農業銀行
港基國際銀行有限公司

律師

胡關李羅律師行

註冊辨事處

香港九龍
尖沙咀東部麼地道77號
華懋廣場
15樓1502室

香港註冊成立日期

一九六六年四月二十七日

上市日期

一九七二年十一月十六日

僱員人數

224名

公司網址

www.enewmedia.com

股份代號

香港聯交所：　0128
美國預託證券：　ENEWY

企業傳訊

電話　：(852) 2594 0615
傳真　：(852) 2827 1491
電郵　：info@enewmedia.com



主席報告書

二零零二年對本集團而言，是另一個困難之年度。本集團錄得營業額193,359,000港元，減少54%。股東應佔虧損為119,435,000港元，減少40%。營業額減少，主要是由於電訊業務在現時不利的經營環境下進一步收縮所致。

在經濟不明朗之情況下，二零零三年仍是充滿挑戰之一年。本集團最重要之工作，是一方面建立穩定之收入流量，而另一方面維持嚴緊之成本控制。本集團於本年進一步在生物醫藥方面作出投資，並將繼續尋找新業務及投資機會。

管理層討論及分析載於第3至8頁。

本人衷心感謝管理層及員工對本集團作出之寶貴貢獻及努力不懈。同時，本人亦謹此對本公司股東及業務夥伴一貫之鼎力支持，深表致謝。

主席
梁榮江

香港，二零零三年四月十日

管理層討論及分析

業績

本年度，本集團錄得營業額193,359,000港元及除税後虧損119,435,000港元。與二零零一年業績比較，錄得虧損下降40%，原因為投資方面未變現虧損之減少，以及削減成本措施之持續執行。

整體概要

管理層繼續致力改善兩間消閒俱樂部之業務。位於上海之俱樂部，營業額有大幅改善。經過整年之洽商，已物色到合營夥伴，將上海俱樂部之物業改為水療浴渡假酒店，並以較富裕之客戶為服務對象。儘管香港俱樂部之營業額受本地市場因素影響，通過控制成本仍獲滿意業績。

本集團繼初步投資於一間從事研究、開發及將設備商業化以治療一種心律不規則疾病之醫療儀器公司Cardima後，再投資於一間以台灣為基地之藥物製造商健亞，此乃進一步落實本集團於生物醫藥方面之發展方針。管理層擬通過其優良之轉介網絡，於大中華區擴展生物醫藥方面之投資。

國際電訊增值服務(「IPRS」)業務依然表現呆滯。該業務已被公認具有激盪變化之週期性趨勢。本集團一方面投入某些重現商機之範疇，另一方面持續重整其成本結構，使其規模切合市況。

整體而言，本集團在過去兩年作出了一些選擇性投資。然而，由於高科技公司經常以高倍數估值，保存本集團流動資金成為主要之考慮。這已證實為一個審慎之政策。在下個財政年度，管理層將繼續致力尋找具增值潛力之投資機會。

消閒俱樂部

上海

隨著一連串削減成本及銷售推廣計劃之推行，上海顯達鄉村俱樂部(「俱樂部」)之表現有所改善，銷售收入較二零零一年增加約60%。

為配合外商流入以及上海高消費客戶增多所帶來之需求及品味，本集團與策略夥伴之洽商已達至最後階段，合作將俱樂部改為四星級之水療浴渡假酒店。該等夥伴包括來自中國及台灣人仕，彼等於經營水療設施、健身、美容、休閒及酒店管理等方面擁有豐富經驗。該轉變應可增加俱樂部對台灣企業之外駐僱員客戶，及上海當地人口中富裕一群之吸引力，並可同時為將於二零一零年舉行之上海世界博覽會作好準備。

香港

香港經濟遭受到二零零二年全球放緩之嚴重影響。然而，儘管香港之經濟環境並不理想，香港顯達鄉村俱樂部之表現仍較去年為佳。在經濟氣候可能於二零零三年上半年依然未有轉機的情況下，管理層之目標是維持客戶基礎，以及增加俱樂部於會議、研討會、社團聚會、節日活動、家庭運動、娛樂、社交活動及餐宴服務方面之使用量。

生物醫藥

Cardima Inc(「Cardima」)

該間於美國納斯達克上市，以加利福尼亞洲為基地之醫療儀器公司，現正開發用於治療心房纖維性顫動(心律不規則)(估計全球有4,500,000名病患者)的新穎微型導管。Cardima已根據美國食品及藥物管理局規例完成了第三期臨床測試，初步結果顯示了其安全性及令人鼓舞之療效。Cardima已於二零零二年九月二十日，向美國食品及藥物管理局提出推出市場前申請(「PMA」)，現正等待其批准。

本集團於二零零二年八月之一次私人配售中，以每股0.72美元認購694,444股之Cardima新發行股份。連同先前持有之股份，於年末持有Cardima之股權約為8%。

生物醫藥(續)

健亞生物科技有限公司(「健亞」)

健亞(是由美國Genelabs Technologies, Inc於一九九三年於台灣創立)是一家綜合性之藥物公司，其業務範圍包括：藥物開發及新配方之研製；為當地及國際藥物公司進行臨床試驗；於符合美國食品及藥物管理局現行之優良藥物生產質量管理規範之廠房製造藥物；利用市場推廣及分銷網絡在台灣銷售藥品；及為如BMS、Abbott、Roche及其他客戶提供具成本競爭力之專項服務，諸如配方設計、開發及製造等。此外，由Genelabs Technologies及健亞合作開發用於治療紅斑狼瘡之藥物「Prestara」，已於二零零二年八月收到美國食品及藥物管理局之可批准函件。待臨床試驗證實成功後，預期該產品將於二零零四年推出市場。

於二零零二年十二月，本集團以代價120,000,000新台幣(約26,801,000港元)認購12,000,000股健亞之新發行普通股，佔經擴大已發行股本之14.4%。

電訊(包括國際電訊增值服務)(「IPRS」)

二零零一年年報所述之艱難營運狀況，於本呈報期間仍然持續。全球電訊業持續蕭條，尤以美國為甚。這是由於「900」傳訊號碼服務經營商所面對之問題，以及大型美國上市電訊公司股價急瀉及財務困難所致。多間主要歐洲電訊公司亦面對類似之問題。多間合營企業之解體、新合營企業之組成、大型電訊公司間之合併及收購，在一定程度上，使業務關係增添了冲擊。

然而，市場上仍然有待本集團致力發展之機會。如本集團與一家具規模之IPRS經營商訂立了合作業務，於刊發日期，該業務已開始營運，並取得令人滿意之傳訊量。

在此經營環境下，管理層已進一步實行相應之控制成本行動，尤其是大幅減少支援那些無利可圖或僅可維持操作之路線及服務於基建設施之固定開支(如安裝電訊裝置、租用傳送線路、電話服務中心及保養安排等)。本集團一直致力向最終轉駁電訊公司追收仍未支付及已逾期之款項，並催促發放及／或轉駁電訊公司報告傳輸數據。

電訊(包括國際電訊增值服務)(「IPRS」)(續)

為集中發展於小數發放量較高之電訊市場，管理層已投入大量時間以鞏固本集團與主要最終傳訊點之關係。

雖然短訊服務業務在中國普遍取得成功，惟本集團於香港市場之短訊服務業務並無以預期之速度開展。與中國比較，低打入收費及本地流動電訊公司對傳輸短訊收取之高收費阻礙了該業務在香港之增長。管理層已決定退出本集團於香港之短訊服務業務，並會於中國尋找短訊服務業務之商機。

其他投資

以下為本集團已作出或已承擔之其他主要投資之最新情況概要:

ChinaPay.com Holdings Limited(「ChinaPay」)

ChinaPay擁有上海銀聯電子支付服務有限公司(「銀聯電付」)49%股權，而銀聯電付是中國首要之網上付款服務供應商。透過另一持51%股權之大股東中國銀聯股份有限公司的支持，銀聯電付計劃於中國建立一個統一、全國性之付款系統，通過該系統可在全國任何地方任何銀行同時進行轉賬或支付。該公司以方便、安全及快捷之方式，向消費者及企業，以及消費者與商人之間提供付款及轉賬服務。銀聯電付之服務可填補因傳統付款可供選擇之方式不足而出現之市場空缺。

由二零零零年夏季起，銀聯電付之前身公司已與上海市銀行卡網絡服務中心之金卡網絡開始聯合於上海地區提供付款服務，該網絡是由中國人民銀行上海分行及中國十四間銀行之當地分行成立，目標是為促進各參與銀行間自動櫃員機及POS之互相操作能力及交易清算。在未來，銀聯電付將集中於兩方面之發展，以擴闊其收入及客戶基礎：擴展其覆蓋範圍至所有主要城市，以及針對不同層面之客戶提供新應用服務，如通過流動及固網電話付款。

本集團已簽訂購買協議，購入ChinaPay之666,667股可換股優先股(B股)，代價為1,000,000美元，佔ChinaPay全部已發行股份7%。本集團已將1,000,000美元存入一個託管賬戶內，購買之完成須待盡職調查之結果滿意及達致其他完成條件。盡職調查現仍在進行中，並跨越本呈報期之期終，而交易之完成日期已改至二零零三年上半年。

其他投資(續)

北京慧點科技開發有限公司(「慧點」)

儘管中國軟件開發市場競爭非常劇烈，慧點於二零零二年仍能錄得約35%之營業額增長。預期於二零零三年，由於中國在電子政府項目、辦公室自動化、及學校聯網系統之強大需求下，慧點會有可觀之擴展。

無線電訊項目

本集團一全資附屬公司與一間於上海之公司(「賣方」)訂立了一項收購協議。據此，本集團將收購賣方之無線電訊業務，並將其注入一間將於上海成立之全外資企業。收購之總代價為(a)人民幣800,000元，其中人民幣200,000元已於二零零三年二月付予賣方作為按金；及(b)該全資附屬公司已發行股本中之25%股份，惟最高限額為150,000美元。餘款須待根據協議所規定之完成條件達成後支付。

力星科技有限公司(「力星」)

於二零零一年，本集團收購力星之10%股權，該公司以日本發明之技術從事防偽業務。由於股東間之糾紛，力星於二零零二年之業務未有如預期開展。本集團已聘用法律顧問檢討該情況，惟依循審慎之政策，本集團已決定將該項30,000,000港元之投資全數撥備。本集團仍會繼續努力令該項目得以重新展開。

股本重組計劃

股東於二零零二年七月十一日之股東特別大會批准一項股本重組計劃，並於二零零二年八月六日獲法院頒令確認。根據股本重組計劃，本公司已將其所有股份之面值由每股0.50港元削減至0.01港元，使法定及已發行股本分別減少至20,000,000港元及16,507,000港元。此外，本公司之法定股本藉增設額外98,000,000,000股每股面值0.01港元之普通股，即時回復至原本金額1,000,000,000港元。本公司並增設一項特殊儲備，並將就削減已發行股本所產生之808,822,000港元撥入該特殊資本儲備。

此項股本重組計劃之執行為方便在未來有需要時發行股份。

流動資金及財務狀況

審慎之財務管理政策繼續保障本集團之現金資源，而持有621,112,000港元現金及存款使本集團之財務狀況持續穩健。於二零零二年十二月三十一日，本集團之借貸總額為63,651,000港元（二零零一年：69,853,000港元），其中56,427,000港元（二零零一年：63,303,000港元）須於一年內到期償還。本集團之資本負債比率（即本集團之借貸總額與股東權益總額之比率）為6.7%（二零零一年：6.8%）。於二零零二年十二月三十一日之流動比率為5.4倍（二零零一年：5.7倍）。

於二零零二年十二月三十一日，本集團之借貸及銀行結餘主要以港元及美元為單位，而滙兑差額已於財務報表內反映。本集團之借款均為免息或以浮息計算。

於呈報年度，本集團並無購入任何金融工具作對沖用途。

資產抵押

本集團及本公司之資產抵押詳情載於財務報表附註19。

僱員及酬金政策

於本報告刊發日期，本集團合共聘用224名全職僱員，大部份駐於本集團之香港辦事處。本集團之酬金政策乃按僱員表現計算，並符合各有關地區之薪酬趨勢。本集團提供僱員福利如職工保險計劃、公積金及退休金、酌情表現花紅、外部訓練支援，以及根據表現授予之購股權計劃。

董事及高級管理層簡介

執行董事

梁榮江先生，五十六歲，董事會主席兼華懋集團公司董事。梁先生於二零零零年十二月加入本集團為執行董事，並於二零零一年三月獲委任為主席。梁先生擁有超過三十年之財務及地產發展管理經驗，是香港地產行政學會資深會員，亦是香港地產建設商會執行委員會成員。

吳智明先生，五十九歲，本集團行政總裁。吳先生於二零零一年三月加入本集團前，曾擔任香港一間本地銀行之行政總裁。吳先生是華懋集團公司之董事，亦同時擔任香港僱主聯合會諮詢委員。

梁煒才先生，五十二歲，於二零零零年十二月加入本集團。梁先生持有理學士(工程系)學位，亦是合資格特許會計師。梁先生有十六年銀行業經驗，曾掌管全球其中一間最大銀行之銀行附屬公司的財務及資本市場部約十年。他於一九九七年初加入華懋集團，負責華懋集團之國際投資業務。

楊永東先生，四十九歲，於二零零一年十月起為本集團的執行副總裁，並於二零零二年十一月起成為本集團董事，負責集團的投資業務。楊先生加入本集團前曾於本港一間上市公司擔任執行董事之私人助理超過十年，負責香港、中國及東南亞地區的投資及發展業務。在此之前，楊先生亦曾出任一家美資銀行的商業貸款部經理及於一間國際性的核數師行出任核數師。楊先生於一九七八年獲得美國Indiana University的工商管理碩士學位，並於同年通過美國公認會計師公會的公開考試。

獨立非執行董事

劉偉檳先生，五十三歲，於二零零一年三月加入本集團。劉先生為梁錦濤•關學林律師行之高級合夥人，亦是香港最高法院之律師，並獲取合資格於英國及澳洲省市執業。劉先生為一名法律公證人及中國委託公證人。劉先生於一九八七年至一九八九年期間擔任博愛醫院總理，並於一九九零年擔任該院顧問。

陳正博士，四十八歲，於二零零三年二月加入本集團，於生化藥制業務方面擁有廣泛經驗及專業知識。 陳博士現任台灣健亞生物科技股份有限公司總經理，之前亦為美國健亞股份有限公司任職亞洲業務副總裁。陳博士曾於諾華製藥公司擔任計劃領導八年。同時，他擁有近三十篇著作發表與近十項專利。陳博士於美國紐約羅徹斯特大學取得其化學博士學位。

高級管理層

邱嘉和先生，三十七歲，為新加坡最高法院的執業大律師。邱先生於二零零零年八月加入本集團，擔任高級法律顧問。同時，邱先生亦擔任本集團旗下一間電訊附屬公司之執行副總裁，並於二零零三年三月起成為該附屬公司之營運總裁。邱先生加入本集團前，於新加坡擔任訴訟及商業執業律師達十年多。他為新加坡Halsbury's Law的貢獻者之一。

陳左蕙嫻女士，五十二歲，於二零零一年六月加入本集團為財務總裁。於出任此項委任之前，陳女士擔任香港第一太平銀行的高級副總裁及財務總裁。陳女士為美國公認會計師公會及香港會計師公會會員。

盧漢麟先生，三十五歲，本集團一間附屬公司科技總監。盧先生持有加拿大Simon Fraser University管理及系統科學理學(榮譽)學位。他現時負責本集團整體資訊科技管理、項目管理、電子業務及無線應用發展。於二零零零年四月加入本集團之前，盧先生曾出任香港及新加坡上市公司多個高級管理層職務。

高文耀先生，四十五歲，於二零零零年十月加入本集團，擔任集團之財務總監。於出任此項委任之前，高先生曾出任一國際電訊公司於香港總部之財務總監及代行政主管。高先生為英國公認會計師公會及香港會計師公會之會員。

黃世禮先生，四十二歲，於二零零一年七月加入本集團為投資部副總裁。黃先生負責集團的醫藥業務投資項目。加入本集團前，黃先生擔任香港第一太平銀行商業貸款部副總裁，以及於一所美資銀行擔任企業銀行主任，並在芝加哥及紐約獲得有關的國際金融經驗。在加入銀行業前，黃先生亦曾於一所國際會計師行工作，負責投資評估及研究等工作。黃先生持有香港大學社會科學學士學位。

韋憩摯博士，五十二歲，於二零零零年十二月加入本集團，擔任一間主要附屬公司營運總裁，並迅速地於集團內擔任高級行政職務。韋博士於二零零三年三月起成為集團行政總裁的資詢委員及顧問。韋博士之前曾擔任香港科技大學企業發展主任，並擔任香港科大研究開發有限公司之營運總監。於一九九五年來港定居前，韋博士於歐洲及美國之公司，包括於加州「矽谷」擔任高級行政職位約十年。

韋博士亦獲委任多個科技政策及經濟發展之榮譽顧問職務，包括經濟合作與發展組織(巴黎)、以及美國、英國、歐洲以及海灣地區政府代理之委任。他是武漢大學、對外經濟貿易大學、和鄭洲大學的訪問教授。他曾出版逾七十部著作，題材主要是科技革新、技術轉移、新業務發展及國際業務。

股東週年大會通告

茲通告本公司於二零零三年六月二十七日星期五上午十時正，假座香港新界荃灣老圍顯達路十號顯達鄉村俱樂部舉行股東週年大會，藉以討論下列事項：

一、 省覽及考慮截至二零零二年十二月三十一日止年度之經審核財務報表、董事會報告及核數師報告。

二、 重選退任董事及授權董事會釐定其酬金。

三、 重新委任核數師及授權董事會釐定其酬金。

四、 作為特別事項，考慮及酌情以普通決議案形式通過下列決議案：

「**動議**：

(a) 在本決議案(c)段之規限下及依據《公司條例》第57B條，一般性及無條件批准本公司董事於有關期間內行使本公司一切權力，以配發、發行及處理本公司股本之額外股份，以及作出或授予或須行使該權力之售股建議、協議及購股權；

(b) 本決議案(a)段之批准乃授權本公司董事於有關期間內作出或授予或須於有關期間結束後行使該等權力之售股建議、協議及購股權；

(c) 本公司董事根據本決議案(a)段之批准所配發或有條件或無條件同意配發(不論是否根據購股權或以其他方式進行)之股本面值總額，除根據(i)供股或(ii)根據本公司之購股權計劃而行使之購股權外，不得超過於本決議案獲通過當日本公司已發行股本總面值百分之二十，而上述批准亦須受此相應限制；及

(d) 就本決議案而言：

「有關期間」指由本決議案通過之日起至下列任何較早之日期止之期間：

(i) 本公司下屆股東週年大會結束時；

(ii) 《公司條例》規定本公司須舉行下屆股東週年大會期限屆滿之日；及

(iii) 本公司股東於股東大會上通過普通決議案撤銷或修訂本決議案授予的權力之日。

「供股」指在本公司董事所訂定之期間內，並按照其當時之持股比例，向載列於某一指定記錄日期之股東名冊內之股份持有人配售新股之建議（惟本公司董事有權就零碎股份或因本港以外任何地域之法律或任何認可管制機構或證券交易所之規定所引致之任何限制或責任而必須或權宜取消若干股東在此方面之權利或作出其他安排）。」

承董事會命
公司秘書
鄭佩敏

香港，二零零三年四月二十二日

附註：

1. 凡有權出席上述大會及投票之股東，均有權委任一名或多名代表出席，並於表決時代其投票。所有委任代表毋須為本公司股東。

2. 代表委任表格連同委任人簽署之授權書或其他授權文件(如有)，或經由公證人證明之授權書或授權文件副本，最遲須於大會指定舉行時間四十八小時前送達本公司註冊辦事處香港九龍尖沙咀東部麼地道77號華懋廣場15樓1502室，委任方為有效。

董事會報告

董事謹此提呈截至二零零二年十二月三十一日止年度之年報及經審核之財務報表。

主要業務

本公司之主要業務為投資控股及證券買賣。附屬公司之主要業務為提供電訊服務、提供數據服務、經營俱樂部及投資控股。

本公司及其附屬公司(「本集團」)於本財政年度內之主要業務及經營地區之分析載於財務報表附註11。

有關於二零零二年十二月三十一日，本公司各主要附屬公司、聯營公司、及共同控制公司之資料載於財務報表第61至63頁。

主要客戶及供應商

於本財政年度內，有關本集團主要客戶及供應商分別應佔之銷售額及購貨額資料如下：

	佔本集團之百分比	
	銷售總額	購貨總額
最大客戶	26%	
五名最大客戶合計	58%	
最大供應商		29%
五名最大供應商合計		55%

各董事、彼等之聯繫人士或任何股東(據董事所知擁有本公司股本5%以上)，於本年度內概無擁有該等主要客戶或供應商之任何權益。

財務報表

本集團截至二零零二年十二月三十一日止年度之虧損及本公司與本集團於該日之財務狀況載於財務報表第20至63頁。

股息

董事並不建議派發截至二零零二年十二月三十一日止年度之任何股息(二零零一年：零港元)。

固定資產

本集團及本公司之固定資產之變動詳情載於財務報表附註12。

債券

本集團之俱樂部債券資料載於財務報表附註23。

股本

本公司股本之詳情載於財務報表附註28。

儲備

於本年度內，本集團及本公司儲備之變動詳情載於財務報表附註29。

董事

於本財政年度內及直至本報告日期為止，董事如下：

執行董事

梁榮江
吳智明
梁煒才
楊永東　（於二零零二年十一月一日獲委任）
姜瑞良　（於二零零二年十一月一日辭任）

獨立非執行董事

劉偉檳
陳正　（於二零零三年二月二十四日獲委任）
趙承汾　（於二零零三年二月二十四日辭任）

自上年度股東週年大會舉行日期，楊永東先生及陳正博士獲委任為董事會成員，根據本公司組織章程第九十二條規定，須於即將召開之股東週年大會上依章告退，惟彼符合資格，願膺選連任。

根據本公司組織章程第一零一條規定，吳智明先生及劉偉檳先生須於即將召開之股東週年大會上依章輪值告退，惟彼等符合資格，願膺選連任。

董事之服務合約

於即將舉行之股東週年大會上獲提名連任之董事，均無訂立倘於一年內為本公司或其任何附屬公司終止則須作出賠償之合約(一般法定賠償除外)。

董事及行政人員於股份之權益

根據董事之股份權益登記冊所載，於二零零二年十二月三十一日，在任董事持有以下本公司已發行股份之權益：

	每股0.01港元之普通股	
	個人權益	公司權益
梁榮江	—	200,000
趙承汾	1,383,920	—

除上文所披露外，各董事、行政人員或任何彼等之聯繫人士概無在本公司或任何其相聯公司之股本中，擁有任何其他實益或非實益權益。

購股權計劃

為符合香港聯合交易所有限公司(「聯交所」)證券上市規則(「上市規則」)第17章(經修訂)，及提供本公司一項具彈性方法，就執行董事及僱員對本集團之貢獻提供鼓勵及獎賞，於二零零二年六月十四日舉行的本公司股東特別大會上，本公司股東已正式終止於一九九七年十二月三十日採納之購股權計劃(「舊計劃」)及採納一項新購股權計劃(「新計劃」)。所有根據舊計劃授出之尚未行使購股權持續生效，並可根據舊計劃之條文行使。

根據新計劃之條款，董事會可按其酌情權邀請本集團執行董事及僱員接納可認購本公司股份之購股權。新計劃有效期直至二零一二年六月十三日，為期10年，而該期間後將不可再授出購股權。購股權之行使價將由董事會釐定，並須最少為以下三者之最高價：(i)於要約日期(須為營業日)，在聯交所每日報價表所列之股份收市價；(ii)緊接要約日期前5個營業日，在聯交所每日報價表所列之股份平均收市價；及(iii)股份之面值。於接納任何授出之購股權時須支付1港元之代價。

購股權計劃（續）

於二零零二年十二月三十一日，根據新計劃可供發行之股份總數為243,415,800股（包括已獲授出但尚未失效或行使可認購3,638,000股之購股權），相當於本公司於二零零二年十二月三十一日已發行股本之14.7%。根據新計劃，於任何12個月期間，各參與者於行使購股權時，最多可認購已發行或將予發行之股份總數上限為本公司已發行普通股1%。任何授出之購股權超出此限制，須經股東於股東大會批准，方可實行。

年內，並無授出新購股權，亦無註銷或行使購股權，而根據舊計劃授出之5,618,000購股權已失效。

根據舊計劃授出之購股權於二零零七年十二月二十九日前可予以行使。

於二零零二年十二月三十一日，本公司董事及僱員擁有以下可認購本公司股份之購股權權益。每份購股權供持有人認購一股之權利。

	年初尚未行使之購股權數目	於本年度內失效之購股權數目	年終尚未行使之購股權數目	授出日期	行使購股權時須支付之每股價格
根據舊計劃已授出：					
董事					
葉麗菁 *(附註)*	4,300,000	4,300,000	—	一九九九年十月十一日	1.528港元
僱員	4,956,000	1,318,000	3,638,000	一九九九年十月十一日至二零零零年九月十八日	0.63港元至2.316港元

附註： 葉麗菁女士於二零零一年十二月三十一日，辭任本公司董事一職。根據舊計劃之條款，葉女士持有之購股權已於二零零二年一月三十一日失效。

除上述者外，本公司或其任何附屬公司於本年度內任何時間概無參與任何安排，致使本公司董事或行政人員或任何彼等之配偶或十八歲以下子女，可藉購買本公司或任何其他機構之股份或債券而獲益。

於本公司股本中之主要權益

於二零零二年十二月三十一日，以下人士登記擁有本公司10%或以上股本。

	普通股股份數目	佔已發行股份總數之百分比
Solution Bridge Limited	408,757,642	24.8
龔如心女士 *(附註)*	571,642,145	34.6

附註： 龔如心女士名下所披露之權益為因彼於Solution Bridge Limited與另一股東所持有之權益，而被視為龔如心女士於本公司股份所持有之權益。

除上文披露者外，就各董事所知，概無任何人士於二零零二年十二月三十一日為登記股東或享有任何權益或有權認購超過或相等於本公司已發行股本之10%。

董事之合約權益

於結算日或本年度內任何時間，概無本公司董事於本公司或其任何附屬公司簽訂之重大合約中，擁有重大權益。

購買、出售或贖回本公司上市證券

本公司或其任何附屬公司於本年度內概無購買或出售本公司任何上市證券。

銀行及其他貸款

本公司及本集團於二零零二年十二月三十一日之銀行及其他貸款資料載於財務報表附註22及24。

五年概要

本集團過往五個財政年度之業績及資產和負債概要載於本年報第64及65頁。

退休計劃

本集團主要為其香港僱員營運一項定額供款退休計劃及一項強制性公積金計劃。本集團亦為其他海外僱員營運適用於有關司法權區之定額供款計劃。主要退休計劃之詳情載於財務報表附註25。

關連交易

本公司與一名主要股東所控制之公司訂立一租務協議，由二零零一年五月一日起，為期兩年，以月租203,076港元租賃若干辦公室單位。該物業可按雙方同意之市值租金續租兩年。

於二零零二年十二月十六日，本公司之全資附屬公司華智國際有限公司與健亞生物科技有限公司（「健亞」）就認購健亞將予發行之12,000,000股新普通股（相當於健亞約14.4%之權益）簽訂一份認購協議，代價為新台幣120,000,000元（相等於26,801,000港元）。投資健亞是為進一步擴大本集團於生物醫學方面之投資。由於本公司主要股東龔如心女士亦為健亞之主要股東，故此項交易根據聯交所上市規則構成關連交易。

審核委員會

本集團審核委員會包括兩名獨立非執行董事，並繼續行使其權力，審閱及監察本集團之財務申報過程及內部監控系統。

遵守最佳應用守則

本公司於本年度內一直遵守上市規則附錄十四所載之最佳應用守則（「守則」），惟獨立非執行董事並非根據守則第7段所規定以特定任期委任，但須根據本公司細則輪值告退。

核數師

畢馬威會計師事務所於二零零一年在羅申美會計師行退任時，首次獲委任為本公司核數師。

畢馬威會計師事務所任滿告退，惟彼合符資格，願膺繼續獲聘任。有關續聘畢馬威會計師事務所為本公司核數師之決議案，將於即將舉行之股東週年大會上提呈。

承董事會命
主席
梁榮江

香港，二零零三年四月十日

核數師報告



致安寧數碼科技有限公司各股東

(於香港註冊成立之有限公司)

本核數師(以下簡稱「我們」)已審核載於第20頁至第63頁按照香港公認會計原則編製的財務報表。

董事及核數師的責任

香港《公司條例》規定董事須編製真實和公允的財務報表。在編製該等財務報表時,董事必須貫徹採用合適的會計政策,作出審慎及合理的判斷和估計,並說明任何重大背離適用會計準則的原因。

我們之責任是根據我們審核工作的結果,對該等財務報表提出獨立意見,並向股東報告。

意見的基礎

我們是按照香港會計師公會頒佈的《核數準則》進行審核工作。審核範圍包括以抽查方式查核與財務報表所載數額及披露事項有關的憑證,亦包括評估董事於編製該等財務報表時所作的主要估計和判斷,所釐定的會計政策是否適合 貴公司及 貴集團的具體情況,以及有否貫徹運用並足夠披露該等會計政策。

我們在策劃和進行審核工作時,是以取得一切我們認為必需的資料及解釋為目標,使我們能獲得充分的憑證,就該等財務報表是否存在重大的錯誤陳述,作出合理確定。在提出意見時,我們亦已衡量財務報表所載資料在整體上是否足夠。我們相信,我們的審核工作已為下列意見建立合理的基礎。

意見

我們認為,上述財務報表均真實和公允地反映 貴公司及 貴集團於二零零二年十二月三十一日的財務狀況,和 貴集團截至該日止年度的虧損及現金流量,並已按照香港《公司條例》適當地編製。

畢馬威會計師事務所
執業會計師

香港,二零零三年四月十日

綜合收益表

截至二零零二年十二月三十一日止年度
(以港元呈列)

	附註	二零零二年 千元	二零零一年 千元
營業額	2及11	**193,359**	419,450
銷售成本		**(85,751)**	(291,552)
毛利		**107,608**	127,898
其他收益	3	**1,539**	10,709
其他虧損淨額	3	**(90,113)**	(177,154)
行政及銷售費用		**(77,134)**	(107,439)
其他經營費用		**(27,956)**	(41,824)
經營虧損		**(86,056)**	(187,810)
融資成本	4(a)	**(1,253)**	(5,486)
應佔聯營公司溢利減虧損		**(1,792)**	405
應佔共同控制公司虧損		**—**	(6,427)
商譽減值虧損		**(30,000)**	—
經常業務除税前虧損	4	**(119,101)**	(199,318)
税項	5(a)	**(334)**	1,622
股東應佔虧損	8及29	**(119,435)**	(197,696)
每股虧損			
一基本及攤薄	9	**(7.2)仙**	(12.0)仙

第27至63頁之附註屬本財務報表之一部份。

綜合資產負債表

二零零二年十二月三十一日

(以港元呈列)

	附註	二零零二年		二零零一年	
		千元	千元	千元	千元
非流動資產					
固定資產	12(a)				
一投資物業			**3,600**		3,600
一其他物業及設備			**161,365**		188,376
			164,965		191,976
於聯營公司之權益	14		**29,121**		4,636
於共同控制公司之權益	15		**—**		—
其他非流動金融資產	16		**108,563**		107,871
			302,649		304,483
流動資產					
短期投資	17	**102,082**		164,067	
存貨		**368**		452	
應收賬款及其他應收款項	18	**73,163**		71,086	
已抵押存款	19	**47,536**		47,536	
現金及現金等值	20	**573,576**		609,736	
		796,725		892,877	
流動負債					
應付賬款及其他應付款項	21	**85,646**		88,387	
銀行貸款及透支一已抵押	22	**46,680**		46,686	
債券之即期部份	23	**4,540**		11,410	
其他貸款一無抵押	24	**5,207**		5,207	
税項	5(b)	**5,474**		5,461	
		147,547		157,151	
流動資產淨值			**649,178**		735,726
總資產減流動負債結轉			**951,827**		1,040,209

綜合資產負債表

二零零二年十二月三十一日

(以港元呈列)

	附註	二零零二年		二零零一年	
		千元	千元	千元	千元
總資產減流動負債承前			**951,827**		1,040,209
非流動負債					
債券	23	**7,224**		6,550	
遞延稅項	27(a)	**89**		95	
			7,313		6,645
資產淨值			**944,514**		1,033,564
資本及儲備					
股本	28		**16,507**		825,329
儲備	29(a)		**928,007**		208,235
			944,514		1,033,564

於二零零三年四月十日獲董事會批准及授權頒佈

主席	*行政總裁*
梁榮江	**吳智明**

第27至63頁之附註屬本財務報表之一部份。

資產負債表

二零零二年十二月三十一日

(以港元呈列)

	附註	二零零二年		二零零一年	
		千元	千元	千元	千元
非流動資產					
固定資產	12(b)				
一投資物業			**3,600**		3,600
一其他物業及設備			**100,001**		120,002
			103,601		123,602
於附屬公司之權益	13		**169,106**		188,077
於聯營公司之權益	14		**1,403**		4,436
			274,110		316,115
流動資產					
短期投資	17	**100,044**		161,558	
應收賬款及其他應收款項	18	**31,527**		2,434	
已抵押存款	19	**47,536**		47,536	
現金及現金等值	20	**547,934**		551,748	
		727,041		763,276	
流動負債					
應付賬款及其他應付款項	21	**2,167**		1,860	
應付附屬公司款項		**54,692**		14,167	
		56,859		16,027	
流動資產淨值			**670,182**		747,249
資產淨值			**944,292**		1,063,364
資本及儲備					
股本	28		**16,507**		825,329
儲備	29(b)		**927,785**		238,035
			944,292		1,063,364

於二零零三年四月十日獲董事會批准及授權頒佈

主席	*行政總裁*
梁榮江	**吳智明**

第27至63頁之附註屬本財務報表之一部份。

綜合股東權益變動表

截至二零零二年十二月三十一日止年度
(以港元呈列)

	附註	二零零二年 千元	二零零一年 千元
於一月一日之股東權益		**1,033,564**	1,231,499
換算海外公司之財務報表所產生之滙兑差額	29(a)	**385**	(239)
未於收益表確認之收益／(虧損)		**385**	(239)
年內股東應佔虧損	29(a)	**(119,435)**	(197,696)
股本變動			
一削減股本	28	**(808,822)**	—
儲備變動			
一根據資本重組計劃設立之特別儲備	29(a)	**808,822**	—
一將商譽儲備撥至收益表			
一商譽減值虧損	29(a)	**30,000**	—
		838,822	—
於十二月三十一日之股東權益		**944,514**	1,033,564

第27至63頁之附註屬本財務報表之一部份。

綜合現金流量表

截至二零零二年十二月三十一日止年度
(以港元呈列)

	附註	二零零二年	二零零一年
			重列
		千元	千元
經營業務			
經常業務除税前虧損		**(119,101)**	(199,318)
經下列各項調整：			
一折舊		**13,077**	13,961
一商譽減值虧損		**30,000**	—
一融資成本		**1,253**	5,486
一上市證券投資之股息收入		**(40,696)**	(6,656)
一利息收入		**(10,577)**	(35,877)
一應佔聯營公司溢利減虧損		**1,792**	(405)
一應佔共同控制公司虧損		**—**	6,427
一重估土地及樓宇虧絀		**15,038**	16,058
一重估投資物業虧絀		**—**	400
一聯營公司減值及未能收回聯營公司欠款之(撥備撥回)／撥備		**(306)**	1,707
一共同控制公司減值及未能收回共同控制公司欠款之撥備		**—**	2,907
一固定資產減值虧損		**—**	198
一出售固定資產虧損淨額		**56**	2,409
一投資證券之已變現及未變現虧損淨額		**90,057**	174,797
滙兑收益		**(279)**	(695)
營運資金變動前經營虧損		**(19,686)**	(18,601)
存貨減少		**84**	134
應收賬款及其他應收款項減少		**1,203**	52,758
應付賬款及其他應付款項減少		**(2,606)**	(25,754)
(用於)／產生自經營業務之現金結轉		**(21,005)**	8,537

綜合現金流量表
截至二零零二年十二月三十一日止年度
(以港元呈列)

	附註	二零零二年 千元	二零零一年 重列 千元
(用於)/產生自經營業務之現金承前		**(21,005)**	8,537
已收利息		**10,487**	50,866
已收上市證券投資之股息		**40,696**	6,656
已付税項			
一已付香港利得税		**(1)**	—
一已付海外税項		**(275)**	(249)
經常業務現金淨額		**29,902**	65,810
投資活動			
購買固定資產款項		**(684)**	(4,616)
購買投資證券款項		**(30,692)**	(105,635)
就購買證券及聯營公司已付按金		**(29,564)**	(34,154)
購買聯營公司款項		**(2,966)**	—
聯營公司償還貸款		**3,340**	3,412
借予共同控制公司貸款		**—**	(9,326)
出售固定資產所得款項		**78**	47
出售投資證券所得款項		**1,928**	72
已收聯營公司之股息		**—**	262
已抵押存款減少		**—**	61,773
用於投資活動之現金淨額		**(58,560)**	(88,165)
融資活動			
贖回債券		**(6,196)**	(2,370)
贖回可換股債券		**—**	(167,046)
償還銀行貸款及透支		**(6)**	(3,543)
已付其他借貸成本		**(1,388)**	(6,931)
用於融資活動之現金淨額		**(7,590)**	(179,890)
現金及現金等值減少淨額		**(36,248)**	(202,245)
於一月一日之現金及現金等值		**609,736**	810,434
外幣滙率變動影響		**88**	1,547
於十二月三十一日之現金及現金等值	20	**573,576**	609,736

第27至63頁之附註屬本財務報表之一部份。

財務報表附註

（以港元呈列）

1 主要會計政策

(a) 符合指引聲明

本財務報表乃按照香港會計師公會發出所有適用之《會計實務準則》及詮釋、香港公認之會計原則及香港《公司條例》之規定而編製。本財務報表亦符合《香港聯合交易所有限公司證券上市規則》適用之披露規定。本集團採納之主要會計政策簡列如下。

(b) 財務報表編製基礎

本財務報表是以原值成本為編製基礎，及按投資物業、土地及樓宇之重估價值，部份證券投資按其市場價值所修訂，如下文所載之會計政策所解釋。

(c) 附屬公司及受控實體

根據香港《公司條例》，附屬公司是指一家本集團直接或間接持有其過半數已發行股本，或控制其過半數投票權，或控制其董事會組成之公司。倘本集團有權直接或間接管理其財政及營運政策而從其業務中獲取利益，則被列為受控附屬公司。

受控附屬公司之投資乃於綜合財務報表中綜合處理。集團內公司間之結餘及交易，及任何集團內因公司間之交易而產生之未變現溢利均於編製綜合財務報表時悉數抵銷。集團內因公司間之交易而產生之未變現虧損以未變現收益一致之方法予以抵銷，惟僅適用於並無減值證明出現。

於本公司之資產負債表中，附屬公司之投資乃以成本減任何減值虧損（見附註1(j)）列賬。

1 主要會計政策(續)

(d) 聯營公司及共同控制公司

聯營公司為本集團或本公司對其管理有重大影響力(惟並非控制或共同控制)之公司，包括參與其財政及營運政策之決定。

共同控制公司是指根據本集團或本公司與其他人士訂立之合約安排而經營之實體，按合約安排規定，本集團或本公司及一名或以上之其他訂約方均享有該實體之經濟活動之共同控制權。

於聯營公司或共同控制公司之投資，是以權益會計法在綜合財務報表內入賬。入賬方法是先以成本再將本集團於收購後應佔該聯營公司或共同控制公司之資產淨值作出調整。綜合收益表反映出年內本集團所佔聯營公司及共同控制公司於收購後之業績及是年度正商譽之支出或負商譽之收入(見附註1(e))。

本集團與其聯營公司及共同控制公司之間交易所產生之未變現損益，均按本集團於聯營公司或共同控制公司所佔之權益比率抵銷，但如能證明已轉讓資產因出現減值虧損而產生未變現虧損，則該未變現虧損會即時在收益表內確認。

本公司之資產負債表所列示之聯營公司及共同控制公司投資，是按成本減去其減值虧損(附註l(j))後入賬。

(e) 商譽

賬項綜合計算時所產生之正商譽，是指收購成本超過本集團佔所收購資產與負債之公平價值之數額。就受控附屬公司而言：

- 於二零零一年一月一日前所收購者，正商譽於儲備中撇銷，並按減值虧損削減(見附註1(j))；及

- 於二零零一年一月一日或以後所收購者，正商譽會就其估計可使用期限，按直線法於綜合收益表中攤銷。正商譽按成本減去累計攤銷及任何減值虧損(附註1(j))後，列入綜合資產負債表。

1 主要會計政策（續）

(e) 商譽（續）

就收購聯營公司及共同控制公司而言，正商譽會就其估計可使用期限，按直線法於綜合收益表中攤銷。正商譽之成本減任何累計攤銷及任何減值虧損（見附註1(j)）會列入於聯營公司或共同控制公司之賬面值內。

因收購受控附屬公司、聯營公司及共同控制公司所產生之負商譽，指本集團所佔已收購之可識別資產及負債之公平值超出收購成本之款額。負商譽按下列方式列賬：

- 於二零零一年一月一日前所收購者，負商譽計入資本儲備；及

- 於二零零一年一月一日或以後所收購者，於收購計劃中已確定為預計未來虧損及開支，並可以可靠地計算但尚未獲確認之負商譽，乃於未來虧損及開支獲確認時，於綜合收益表中確認。任何餘下之負商譽但不超出所收購之非貨幣資產之公平值，乃按可予折舊/攤銷之非貨幣資產之加權平均可使用期限，於綜合收益表中計算。超過所收購之非貨幣資產之公平值之負商譽，會即時於綜合收益表中確認。

就任何仍未於綜合收益表中確認之負商譽而言：

- 有關受控附屬公司，該等負商譽會於綜合資產負債表中呈列，並於該資產負債表分類之正商譽一項，列作資產之減項；及

- 有關聯營公司及共同控制公司，該等負商譽會列入於聯營公司或共同控制公司之權益之賬面值。

於年內出售之受控附屬公司、聯營公司或共同控制公司，過往並無於綜合收益表中攤銷或過往已列作本集團儲備變動處理之購入商譽之相關款額，會計入出售時之溢利或虧損。

1 主要會計政策(續)

(f) 其他證券投資

除於附屬公司、聯營公司及共同控制公司之投資外，本集團及本公司之證券投資政策如下：

(i) 持續持有作長期既定目的之投資，列作投資證券。投資證券於資產負債表中按成本減減值撥備列賬。當公平值低於賬面值時，需作出減值撥備，惟有證據顯示該下調僅屬暫時性則除外，有關撥備需按個別投資基準釐定，並於收益表中確認為開支。

(ii) 當導致減值或撇銷之情況或事宜不再存在，及有可信證據顯示此新情況及事宜在可預見未來將會持續存在，按投資證券賬面值作出之撥備將會撥回。

(iii) 所有其他證券(不論持有作買賣或其他用途)是按公平值於資產負債表中列賬。公平值之變動會於產生時在收益表中確認。當收購證券主要是為了從短期之價格波動中賺取溢利時，該等證券會列作短期投資。

(iv) 出售證券投資時產生之溢利或虧損，是按估計出售所得款項淨額與投資之賬面值之差額釐定，並於產生時列入收益表。

(g) 固定資產

(i) 固定資產會按下列基礎列入資產負債表：

- 未屆滿租期超過二十年之投資物業，會於資產負債表中按公開市值列賬，並由外聘合資格估值師每年進行評估；

- 持作自用土地及樓宇會於資產負債表中按其重估額，即於重估之日之公開市值減任何其後之累計折舊(見附註1(i))列賬。重估乃由合資格估值師定期進行，以確保該等資產之賬面值不會與於結算日採用之公平值所釐定之價值出現重大差異；及

- 設備及其他固定資產會於資產負債表中按成本減累計折舊(見附註1(i))及減值虧損(見附註1(j))列賬。

1 主要會計政策(續)

(g) 固定資產(續)

(ii) 因重估持有作自用之投資物業、土地及樓宇所產生之變動,一般計入儲備或於其中扣除。唯一之例外情況如下:

- 當虧絀超逾該資產,或僅就投資物業而言,投資物業組合於緊接重估前之儲備結餘,則該虧絀自收益表中扣除;及

- 當重估產生盈餘時,且該資產或僅就投資物業而言,投資物業組合之重估虧絀於過往已自收益表中扣除,則該盈餘會計入收益表,惟數額僅限於之前所扣除之虧絀。

(iii) 固定資產列賬後之支出,如可為企業帶來未來經濟效益(即超越現有資產原本所評估之標準表現),則計入資產之賬面值。所有其他日後支出則於產生時確認為期內開支。

(iv) 因棄用或出售固定資產所產生之盈虧,乃根據估計出售該資產所得款項淨額及賬面值之差額計算,並於棄用或出售當日於收益表中確認。於出售投資物業時,過往已計入投資物業重估儲備之盈餘或虧絀相關部份,亦會轉撥入年內之收益表中。就土地及樓宇而言,任何相關之重估盈餘會自重估儲備轉撥往保留溢利。

(h) 租賃資產

承租人承擔絕大部份風險及實益擁有權之資產租賃列作融資租約。出租人並無轉讓一切風險及實益擁有權之資產租賃列作經營租約。

當本集團根據經營租約使用資產時,有關租約之繳付款額均於租期所涵蓋之會計期間內,按等額分期方式自收益表中扣除,惟當有另一項基準更能反映由租賃資產所賺取之利益模式則除外。已收取之租賃優惠於收益表中確認,列作淨租金總額之一部份。或然租金會於產生之會計期間,自收益表中扣除。

1 主要會計政策（續）

(i) 攤銷及折舊

(i) 並無就未屆滿租期超過二十年之投資物業或永久業權土地作出折舊。

(ii) 折舊乃按其他固定資產之估計可使用期限，以下列方式沖銷其成本或估值：

- 租賃土地及樓宇按租約尚餘之年期以直線法折舊；

- 其他固定資產按其估計可使用期限以直線法折舊，詳情如下：

租賃物業裝修	按租約尚餘期限及五至六年之較短者為準
傢俬、裝置及設備	三至六年
通訊設備	六年
汽車	三年

(j) 資產減值

下列資產於每年之結算日均獲審閱，以確定是否有任何迹象顯示須作出減值及／或評估過往已作出之減值虧損撥備是否適當：

- 物業及設備（不包括按重估值列賬之物業）；

- 於附屬公司、聯營公司及共同控制公司之投資；及

- 商譽（不論最初是計入儲備或確認為資產）。

倘有迹象顯示須作出減值，則減值虧損按賬面值超過可收回款額之金額確認。

(i) 計算可收回款額

資產之可收回款額乃以其售價或可使用價值之較高者為準。於評估使用價值時，估計未來現金流量會使用除稅前貼現率計算其現有價值，此可反映現有市場對金錢時間價值之評估及資產之特定風險。倘資產不能產生獨立現金流入，則可收回款額按該資產所屬能獨立產生現金流入之最小資產組合而釐定（即產生現金單位）。

1 主要會計政策（續）

(j) 資產減值（續）

(ii) 回沖減值虧損

就資產（不包括商譽）而言，倘用作釐定可收回款額之估計出現改變，則可回沖減值虧損。有關商譽之減值虧損，只有在預期導致損失之非經常性特別事項不會重複發生，及可收回款額之增加原因能清楚顯示與該特別事項之消失有關之情況下，方會作出回沖。

回沖減值虧損以資產假設於過往年度並無確認任何減值虧損而釐定之賬面值為限。回沖減值虧損會於確認回沖之年度計入收益表內。

(k) 存貨

存貨乃按成本及可變現淨值之較低者列賬。

成本乃按先入先出基準計算，並包括所有採購成本及將存貨送往現址並達致現狀所產生之其他成本。

可變現淨值為日常業務過程中之估計售價減完成銷售所需之估計成本。

當存貨出售時，該等存貨之賬面值會於有關收益獲確認之期內確認為開支。任何存貨撇減至可變現淨值及所有虧損，均於撇減或虧損產生之期間內確認為開支。因可變現淨值增加而產生之任何回沖存貨撇減額，均於回沖產生之期間內確認為減少存貨之開支。

(l) 現金等值

現金及現金等值包括銀行存款及現金、銀行及其他金融機構之活期存款，以及可隨時轉換為已知金額之短期高流性投資，其價值變動風險不大，並由購入起計三個月內到期。限期償還及構成本集團現金管理一部份之銀行透支亦被視為現金及現金等值，用作編製現金流量表。

1 主要會計政策(續)

(m) 僱員福利

(i) 薪金、年度花紅、有薪年假、假期及本集團非金錢福利之成本於本集團僱員提供相關服務之年度計提。如付款或結算金額予以遞延,而其影響屬重大,則按其現值列賬。

(ii) 根據香港《強制性公積金計劃條例》所規定之強制性公積金計劃及定額供款公積金計劃之供款,及根據有關國家規定而為海外僱員付出之退休金,均於產生時於收益表中確認為開支。

(iii) 當本集團授予僱員購股權以購買本公司股份,並無僱員福利成本或責任於授出日期確認。當僱員行使購股權時,股本將按所得款項而增加。

(n) 遞延税項

遞延税項乃以負債法,就會計與税務處理收益及支出而產生之所有重大時差,按可能於可預見未來變現之税項影響作出撥備。

未來之遞延税項利益僅在毫無疑問可實現時予以確認。

(o) 撥備及或然負債

當本公司或本集團有可能因過去事項引致法定或推定義務而須付出經濟利益以償責任,並能對此作可靠估計,便會就該等所涉時間及金額均不可確定之負債作出撥備。倘金錢時間值影響重大,則按履行責任所需開支之現值金額作撥備。

倘不大可能需要付出經濟利益,或不能對所涉及金額作可靠估計,則有關責任須披露為或然負債,除非經濟效益流失之可能性極微。視乎會否發生一項或多項未來事件才能確定產生之潛在責任,亦須披露為或然負債,除非經濟利益流出之可能性極微。

1 主要會計政策(續)

(p) 收益確認

倘經濟利益可能會流向本集團，及有關之收益及成本(倘適用)可準確計算，則收益會於收益表中確認，詳情如下：

(i) 電訊及數據服務

來自電訊及數據服務之收益，包括專利服務及網絡商業營運，乃按與國際電訊傳遞商同意之交易數據，於提供服務時確認，並以預計可收回之款額為限。

由若干國際電訊傳遞商收取之收益會受扣回機制所規限，據此，倘其後發放／轉駁電訊之國際電訊傳遞商未能分別向最終用戶／其他中間轉駁電訊傳遞商收取相關款額，則其或會追討收回已付之款額。於確認收益款額時，已計入實際及潛在回扣款項。

(ii) 經營俱樂部

入會費於會籍申請獲接納及並無存在收取會費之重大不明朗因素時確認。年費按會籍之有關期間入賬。提供會所設施、飲食服務及其他服務之收益於送出貨物或提供服務時確認。

(iii) 顧問及其他服務

提供顧問及其他服務之收益於提供有關服務時，及本集團收取該款額之權利已獲確立時入賬。

(iv) 股息

投資之股息收入於股東收取股息之權利獲確立時入賬。

(v) 利息收入

銀行存款之利息收入乃按未償還本金及適用之利率，以時間比例計算。

1 主要會計政策(續)

(q) 外幣換算

年內之外幣交易均以交易日之滙率換算。以外幣為單位之貨幣性資產及負債均按結算日之滙率換算為港元。滙兑損益於收益表中列賬。

海外企業之業績按年內平均滙率換算;資產負債表項目則按結算日之滙率換算為港元。所得之滙兑差額則列作儲備變動。

出售海外企業時,有關海外企業之累計滙兑差額將計入出售時之溢利或虧損。

(r) 有關連人士

就本財務報表而言,若本集團能夠直接或間接控制另一方或重大影響該方之財務或經營決策,或相反地該方能夠直接或間接控制本集團或對本集團之財務及經營決策作出重要之影響,或本集團與另一方均受制於同一之監控或重大影響下,則該另一方即被視為關連人士。關連人士可為個別人士或公司。

(s) 分類呈報

分類乃指本集團可明顯區分之部份,包括按提供之產品及服務種類(業務分類),或提供產品及服務之特定經濟環境(地區分類)劃分,個別分類均承擔及受惠於不同之風險及利益。

根據本集團之內部財務報表,本集團選擇業務分類資料為主要報告形式,而就本財務報表而言,地區分類資料則為次要報告形式。

分類收益、開支、業績、資產及負債,均包括直接劃分入該分類之項目或可合理劃分為該分類之項目。諸如分類資產可包括存貨、應收貿易款項、物業、廠房及設備。分類收益、開支、資產及負債,毋須先行扣除綜合賬目時須對銷之集團內分公司間結餘及交易,惟屬該集團企業同一分類之集團內分公司結餘及交易則除外。分類間之定價乃按給予其他集團外人士之相似條款而釐定。

1 主要會計政策(續)

(s) 分類呈報(續)

分類資本開支乃指期內因收購預計可使用超過一段時間之分類資產(包括有形及無形資產)所產生之總成本。

未分配項目主要包括財務及公司資產、附息貸款、借款、公司及融資開支及少數股東權益。

2 營業額

本集團主要業務為提供電訊及數據服務、經營俱樂部及投資控股。各項重要收益(已計入營業額中)如下:

	二零零二年	二零零一年
	千元	*千元*
電訊及數據服務	**117,735**	349,980
經營俱樂部	**24,351**	26,937
上市證券投資股息收入	**40,696**	6,656
利息收入	**10,577**	35,877
	193,359	419,450

3 其他收益/其他虧損淨額

	二零零二年	二零零一年
	千元	*千元*
其他收益		
顧問服務費用	**1,043**	10,000
其他	**496**	709
	1,539	10,709
其他虧損淨額		
證券投資之已變現及未變現虧損淨額	**90,057**	174,797
出售固定資產之虧損淨額	**56**	2,409
其他	**—**	(52)
	90,113	177,154

4 經常業務除稅前虧損

經常業務除稅前虧損已扣除／(計入)下列各項:

	二零零二年 千元	二零零一年 千元
(a) 融資成本:		
銀行貸款及透支之利息	**1,253**	2,826
讓售信貸費用	**—**	191
可換股債券之利息	**—**	2,469
	1,253	5,486
(b) 員工成本(包括董事酬金):		
定額供款計劃之供款	**1,060**	1,344
薪金、工資及其他福利	**43,346**	53,161
	44,406	54,505
(c) 其他項目:		
已售存貨成本	**3,982**	3,757
折舊	**13,077**	13,961
核數師酬金	**1,256**	1,232
於應佔聯營公司溢利減虧損內之商譽攤銷	**1,815**	—
滙兑(收益)／虧損	**(873)**	313
重估投資物業虧絀	**—**	400
重估土地及樓宇虧絀	**15,038**	16,058
土地及樓宇之經營租約租金	**4,354**	5,984
聯營公司減值及未能收回聯營公司欠款之(撥備撥回)／撥備	**(306)**	1,707
共同控制公司減值及未能收回共同控制公司欠款之撥備	**—**	2,904
固定資產之減值虧損	**—**	198

5 稅項

(a) 於綜合收益表之稅項包括：

	二零零二年 千元	二零零一年 千元
年內之香港利得稅撥備	**3**	—
過往年度香港利得稅之不足／(超額)撥備	**1**	(373)
	4	(373)
海外稅項	**307**	215
過往年度之不足／(超額)撥備	**1**	(244)
遞延稅項 *(附註27(a))*	**(7)**	(1,220)
應佔聯營公司稅項	**29**	—
	334	(1,622)

香港利得稅之撥備乃按年內之估計應課稅溢利之16%計算。海外稅項乃按於有關司法權區適用之現行稅率計算。

(b) 於綜合資產負債表內之稅項包括：

	二零零二年 千元	二零零一年 千元
年內香港利得稅之撥備	**3**	—
年內海外稅項之撥備	**307**	215
已付香港利得稅	**(1)**	—
已付海外稅項	**(275)**	(249)
有關過往年度之稅項撥備結餘	**5,440**	5,495
	5,474	5,461

6 董事酬金

根據香港《公司條例》第161節規定披露之董事酬金如下：

	二零零二年	二零零一年
	千元	千元
袍金	**140**	152
已付執行董事之其他酬金：		
一薪金及其他酬金	**7,166**	5,997
一退休計劃供款	**46**	48
	7,352	6,197

於董事酬金中包括年內已付獨立非執行董事之袍金40,000元(二零零一年：40,000元)。

除上述酬金外，若干董事根據本公司於一九九七年批准之購股權計劃已獲授予購股權。由於有關本公司股份之購股權之現有市場並不存在，故董事無法準確釐定授予各有關董事之購股權價值。年內並無購股權獲授出或已行使。

董事酬金介乎下列範圍：

	二零零二年	二零零一年
	董事數目	董事數目
零元 - 1,000,000元	**4**	6
1,000,001元 - 1,500,000元	**1**	2
1,500,001元 - 2,000,000元	**1**	—
2,500,001元 - 3,000,000元	**—**	1
3,500,001元 - 4,000,000元	**1**	—

7 最高酬金之個別人士

於五名最高薪酬之個別人士中,其中三名(二零零一年:三名)為董事,其酬金已於附註6披露。其餘兩名(二零零一年:兩名)個別人士之酬金總額如下:

	二零零二年 千元	二零零一年 千元
薪金及其他酬金	**2,429**	3,120
退休計劃供款	**24**	12
	2,453	3,132

兩名(二零零一年:兩名)最高薪酬之個別人士之酬金介乎下列範圍:

	二零零二年 人數	二零零一年 人數
1,000,001元 - 1,500,000元	**2**	—
1,500,001元 - 2,000,000元	**—**	2

8 股東應佔虧損

股東應佔綜合虧損包括已於本公司財務報表中處理之虧損119,072,000元(二零零一年:669,848,000元)。

9 每股虧損

(a) 每股基本虧損

每股基本虧損乃根據年內股東應佔虧損119,435,000元(二零零一年:197,696,000元)及兩年內已發行普通股1,650,658,000股計算。

(b) 每股攤薄虧損

由於悉數行使尚未行使之購股權將會對每股虧損造成反攤薄效應,故此截至二零零二年及二零零一年十二月三十一日止年度之每股攤薄虧損與每股基本虧損相同。

10 會計政策之變更

海外企業財務報表之換算

在過往年度,海外企業之業績乃按結算日之滙率換算為港元。由二零零二年一月一日起,為符合香港會計師公會發出之《會計實務準則》第11號(經修訂),本集團按該年度平均滙率換算海外企業之業績。此會計政策之變動不會帶來重大影響,因此並無重列期初結餘。

11 分類呈報

分類資料乃根據本集團之業務及地區分類呈列。由於業務分類資料更適合本集團內部財務呈報,因此業務分類資料被揀選為主要呈報形式。

業務分類

本集團之主要業務類別如下:

電訊及數據服務: 提供電訊服務及數據服務

經營俱樂部: 提供康樂設施及飲食服務

財務管理及投資: 財務管理及持有及買賣投資以獲短期及長期投資回報

電子商貿技術: 提供電子商貿技術

11 分類呈報(續)

業務分類(續)

	電訊及數據服務		經營俱樂部		財務管理及投資		電子商貿技術		綜合總額	
	二零零二年	二零零一年	二零零二年	二零零一年	二零零二年	二零零一年	二零零二年	二零零一年	二零零二年	二零零一年
	千元	千元	千元	千元	千元	千元	千元	千元	千元	千元
源自外來客戶之營業額	**117,735**	349,980	**24,351**	26,937	**51,273**	42,533	**–**	–	**193,359**	419,450
其他收益	**1,043**	199	**439**	291	**57**	180	**–**	10,039	**1,539**	10,709
分類收益	**118,778**	350,179	**24,790**	27,228	**51,330**	42,713	**–**	10,039	**194,898**	430,159
分類業績	**(2,341)**	(5,305)	**(9,138)**	(13,123)	**(56,120)**	(137,974)	**(428)**	(11,934)	**(68,027)**	(168,336)
其他集團開支									**(2,991)**	(3,016)
重估土地及樓宇虧絀									**(15,038)**	(16,058)
重估投資物業虧絀									**–**	(400)
經營虧損									**(86,056)**	(187,810)
融資成本									**(1,253)**	(5,486)
應佔聯營公司溢利減虧損	**–**	315	**–**	–	**(1,792)**	90	**–**	–	**(1,792)**	405
應佔共同控制公司虧損	**–**	–	**–**	–	**–**	–	**–**	(6,427)	**–**	(6,427)
商譽減值虧損									**(30,000)**	–
稅項									**(334)**	1,622
股東應佔虧損									**(119,435)**	(197,696)
年內折舊	**6,698**	6,093	**5,806**	6,671	**573**	10	**–**	1,187	**13,077**	13,961
年內減值虧損	**–**	–	**–**	–	**–**	–	**–**	198	**–**	198
重大非現金開支(不包括折舊及攤銷)	**12**	2,875	**–**	–	**92,053**	174,815	**–**	4,137	**92,065**	181,827
分類資產	**122,374**	156,386	**157,524**	174,458	**786,627**	856,279	**128**	2,001	**1,066,653**	1,189,124
於聯營及共同控制公司之投資	**–**	–	**–**	–	**29,121**	4,636	**–**	–	**29,121**	4,636
未分配資產									**3,600**	3,600
資產總額									**1,099,374**	1,197,360
分類負債	**76,369**	75,472	**22,899**	32,730	**3,348**	2,062	**–**	1,290	**102,616**	111,554
未分配負債									**52,244**	52,242
負債總額									**154,860**	163,796
年內之資本開支:										
－有關投資	**–**	54,460	**–**	–	**63,222**	85,329	**–**	–	**63,222**	139,789
－有關固定資產	**166**	4,017	**518**	406	**–**	76	**–**	117	**684**	4,616
	166	58,477	**518**	406	**63,222**	85,405	**–**	117	**63,906**	144,405

11 分類呈報(續)

地區分類

本集團之業務乃於全球經營，惟集中於六個主要經濟環境經營業務。

按地區分類基礎呈報之資料，分類收益主要為按客戶所處地區而分類。分類資產及資本開支為根據資產所處地區而分類。

	香港		中國(香港除外)		日本		其他亞太地區		歐洲		北美洲		其他		綜合總額	
	二零零二年	二零零一年	二零零二年	二零零一年	二零零二年	二零零一年	二零零二年	二零零一年	二零零二年	二零零一年	二零零二年	二零零一年	二零零二年	二零零一年	二零零二年	二零零一年
	千元	千元	千元	千元	千元	千元	千元	千元	千元	千元	千元	千元	千元	千元	千元	千元
源自外來客戶之收益	**72,865**	70,679	**4,042**	2,583	**29,128**	139,371	**6,759**	29,783	**50,813**	104,229	**24,414**	64,698	**5,338**	8,107	**193,359**	419,450
分類資產	**887,482**	990,425	**85,825**	87,803	**–**	–	**41,110**	35,813	**431**	1,136	**84,526**	79,242	**–**	2,941	**1,099,374**	1,197,360
年內之資本開支：																
－有關投資	**29,564**	–	**–**	34,154	**–**	–	**29,767**	30,000	**–**	–	**3,891**	75,635	**–**	–	**63,222**	139,789
－有關固定資產	**184**	3,902	**360**	14	**–**	–	**121**	631	**19**	69	**–**	–	**–**	–	**684**	4,616
	29,748	3,902	**360**	34,168	**–**	–	**29,888**	30,631	**19**	69	**3,891**	75,635	**–**	–	**63,906**	144,405

12 固定資產

(a) 本集團

	土地及樓宇	租賃物業裝修	傢俬、裝置及設備	通訊設備	汽車	小計	投資物業	總額
	千元	千元	千元	千元	千元	千元	千元	千元
成本或估值：								
於二零零二年一月一日	170,000	3,178	15,974	37,638	2,490	229,280	3,600	232,880
滙兑調整	—	—	108	1,696	23	1,827	—	1,827
添置	—	333	351	—	—	684	—	684
重估虧絀	(20,000)	—	—	—	—	(20,000)	—	(20,000)
出售	—	(1,275)	(77)	(386)	—	(1,738)	—	(1,738)
於二零零二年十二月三十一日	**150,000**	**2,236**	**16,356**	**38,948**	**2,513**	**210,053**	**3,600**	**213,653**
代表：								
成本	—	2,236	16,356	38,948	2,513	60,053	—	60,053
於二零零二年十二月三十一日之估值	150,000	—	—	—	—	150,000	3,600	153,600
	150,000	**2,236**	**16,356**	**38,948**	**2,513**	**210,053**	**3,600**	**213,653**
累計攤銷及折舊：								
於二零零二年一月一日	—	1,278	11,951	25,908	1,767	40,904	—	40,904
滙兑調整	—	—	84	1,166	23	1,273	—	1,273
本年計提	4,962	809	1,860	5,086	360	13,077	—	13,077
重估撥回	(4,962)	—	—	—	—	(4,962)	—	(4,962)
出售撥回	—	(1,264)	—	(340)	—	(1,604)	—	(1,604)
於二零零二年十二月三十一日	**—**	**823**	**13,895**	**31,820**	**2,150**	**48,688**	**—**	**48,688**
賬面淨值：								
於二零零二年十二月三十一日	**150,000**	**1,413**	**2,461**	**7,128**	**363**	**161,365**	**3,600**	**164,965**
於二零零一年十二月三十一日	170,000	1,900	4,023	11,730	723	188,376	3,600	191,976

12 固定資產（續）

(b) 本公司

	土地及樓宇	傢俬、裝置及設備	小計	投資物業	總額
	千元	千元	千元	千元	千元
成本或估值：					
於二零零二年一月一日	120,000	3	120,003	3,600	123,603
重估虧絀	(20,000)	—	(20,000)	—	(20,000)
於二零零二年十二月三十一日	**100,000**	**3**	**100,003**	**3,600**	**103,603**
代表：					
成本	—	3	3	—	3
於二零零二年十二月三十一日之估值	100,000	—	100,000	3,600	103,600
	100,000	**3**	**100,003**	**3,600**	**103,603**
累計攤銷及折舊：					
於二零零二年一月一日	—	1	1	—	1
本年計提	2,581	1	2,582	—	2,582
重估撥回	(2,581)	—	(2,581)	—	(2,581)
於二零零二年十二月三十一日	**—**	**2**	**2**	**—**	**2**
賬面淨值：					
於二零零二年十二月三十一日	**100,000**	**1**	**100,001**	**3,600**	**103,601**
於二零零一年十二月三十一日	120,000	2	120,002	3,600	123,602

12 固定資產(續)

(c) 物業之賬面淨值分析如下：

	本集團		本公司	
	二零零二年	二零零一年	**二零零二年**	二零零一年
	千元	千元	**千元**	千元
於香港之中期租約	**103,600**	123,600	**103,600**	123,600
於中華人民共和國之中期租約	**50,000**	50,000	**—**	—
	153,600	173,600	**103,600**	123,600

本集團及本公司之投資物業，由獨立專業估值師行戴德梁行有限公司於二零零二年十二月三十一日按公開市場價值重估。並無重估虧絀(二零零一年：虧絀為400,000元)自收益表中扣除。

本集團及本公司持有作自用之土地及樓宇，由獨立專業估值師行戴德梁行有限公司於二零零二年十二月三十一日按公開市場價值重估。本集團之重估虧絀淨額15,038,000元(二零零一年：16,058,000元)已自綜合收益表中扣除。本公司之重估虧絀17,419,000元(二零零一年：盈餘2,526,000元)已自收益表中扣除。

倘以上土地及樓宇按成本減累計折舊列賬，本集團及本公司於二零零二年十二月三十一日持有作自用之土地及樓宇之賬面值，分別為136,324,000元(二零零一年：143,956,000元)及34,488,000元(二零零一年：35,263,000元)。

13 於附屬公司之權益

	本公司	
	二零零二年	二零零一年
	千元	千元
非上市股份，按成本值	**12,700**	12,700
應收附屬公司之款項	**1,070,758**	1,005,071
	1,083,458	1,017,771
減：減值虧損	**(914,352)**	(829,694)
	169,106	188,077

主要附屬公司之詳情載於第61及第62頁。

14 於聯營公司之權益

	本集團		本公司	
	二零零二年	二零零一年	二零零二年	二零零一年
	千元	千元	千元	千元
非上市股份，按成本值	**—**	—	**1**	1
應佔資產淨值	**13,473**	2,288	**—**	—
商譽	**16,334**	—	**—**	—
應收聯營公司之款項	**9,627**	12,967	**1,402**	4,435
	39,434	15,255	**1,403**	4,436
減：減值虧損	**(10,313)**	(10,619)	**—**	—
	29,121	4,636	**1,403**	4,436

主要聯營公司之詳情載於第63頁。

15 於共同控制公司之權益

	本集團	
	二零零二年	二零零一年
	千元	千元
應佔負資產淨額	**(17,913)**	(17,913)
應收共同控制公司之款項	**36,141**	36,141
	18,228	18,228
減:減值虧損	**(18,228)**	(18,228)
	—	—

主要共同控制公司之詳情載於第63頁。

16 其他非流動金融資產

	本集團	
	二零零二年	二零零一年
	千元	千元
投資證券		
於香港以外地區上市之股本證券	**2,236**	2,236
非上市股本證券	**54,460**	54,460
	56,696	56,696
其他證券		
於香港以外地區上市之股本證券	**25,066**	21,175
非上市股本證券	**26,801**	30,000
	51,867	51,175
	108,563	107,871
上市證券之市值	**34,295**	66,353

17 短期投資

	本集團		本公司	
	二零零二年	二零零一年	**二零零二年**	二零零一年
	千元	千元	**千元**	千元
持有作買賣用途之證券(按市值)				
於香港上市之股本證券	**102,082**	164,067	**100,044**	161,558

持有作買賣用途之證券包括中華汽車有限公司(於香港註冊成立)每股面值2元之普通股,並載列如下:

	本集團		本公司	
	二零零二年	二零零一年	**二零零二年**	二零零一年
	千元	千元	**千元**	千元
中華汽車有限公司普通股之市值	**97,553**	136,990	**96,970**	136,171
所有權之百分比	**4.5%**	4.5%	**4.5%**	4.5%

18 應收賬款及其他應收款項

	本集團		本公司	
	二零零二年	二零零一年	**二零零二年**	二零零一年
	千元	千元	**千元**	千元
應收賬款	**13,647**	26,143	**—**	—
按金、預繳款項及其他應收款項	**59,516**	44,943	**31,527**	2,434
	73,163	71,086	**31,527**	2,434

按金、預繳款項及其他應收款項內包括因收購兩家公司股本權益而支付之按金37,344,000元(二零零一年:34,154,000元)及一筆借予第三者之短期貸款總額14,448,000元(二零零一年:無)。

18 應收賬款及其他應收款項(續)

應收賬款包括應收賬款(扣除呆壞賬撥備),其賬齡分析如下:

	本集團	
	二零零二年	二零零一年
	千元	千元
0 - 1個月	**3,065**	14,474
2 - 3個月	**4,394**	9,724
3個月以上	**6,188**	1,945
	13,647	26,143

本集團與貿易客戶維持一套既定信貸政策,按業務給予不同信貸期。在給予信貸期時,會考慮個別客戶之財務能力及與其之經商年期。主要應收款項均定期經評估。

19 已抵押存款

本公司將為數6,110,000美元(二零零一年:6,110,000美元)之定期存款抵押予銀行,作為6,110,000美元(二零零一年:11,600,000美元)短期貸款及其他一般銀行融資之抵押。

20 現金及現金等值

	本集團		本公司	
	二零零二年	二零零一年	二零零二年	二零零一年
	千元	千元	千元	千元
於銀行及其他金融機構之定期存款	**538,137**	546,748	**538,137**	546,748
銀行存款及現金	**35,439**	62,988	**9,797**	5,000
資產負債表中現金及現金等值	**573,576**	609,736	**547,934**	551,748

21 應付賬款及其他應付款項

所有應付賬款及其他應付款項均於一個月內到期或於接獲通知時償還。

22 銀行貸款及透支－已抵押

	本集團	
	二零零二年	二零零一年
	千元	千元
銀行貸款	**46,680**	46,680
銀行透支	**—**	6
	46,680	46,686

銀行貸款及透支乃以定期存款作抵押，並須於接獲通知時償還。

23 債券

債券持有人可以成為顯達鄉村俱樂部(「俱樂部」)之會員，在債券未贖回期間及符合俱樂部規章及細則之條件下，可享用俱樂部設施而免交月費。於二零零二年十二月三十一日，本集團之債券於下列期間贖回：

	二零零二年	二零零一年
	千元	千元
一年內	**4,540**	11,410
於第二年	**480**	4,440
於第三年至第五年	**6,744**	2,110
	7,224	6,550
	11,764	17,960

所有可贖回債券均為免息，並可在本集團同意下於期滿時續期。

24 其他貸款－無抵押

應付一間附屬公司一名少數股東之貸款，該貸款為無抵押、免息及須在接獲通知時償還。

25 僱員退休福利

(a) 定額供款公積金計劃(「公積金計劃」)

公積金計劃由獨立受託人管理。根據公積金計劃，本集團與僱員分別按僱員之基本薪金(上限為30,000元)之5%為該計劃每月作出供款，任何被放棄之供款及應計利息均用作減低僱主供款。截至二零零二年十二月三十一日止年度，本集團之公積金供款淨額為201,000元(二零零一年：118,000元)，於收益表內支銷。此供款淨額已扣除於本年度內被放棄之僱主供款總額為數零元(二零零一年：179,000元)。

(b) 強制性公積金計劃(「強積金計劃」)

強積金計劃於二零零零年十二月根據《香港強制性公積金條例》成立。所有新聘請之香港僱員將參加強積金計劃。根據強積金計劃，本集團及僱員須分別按每個僱員有關收入(上限為20,000元)之5%作出供款。截至二零零二年十二月三十一日止年度，本集團之強制性公積金供款為728,000元(二零零一年：1,128,000元)，於收益表內支銷。

26 購股權計劃

為符合上市規則之經修訂第17章之規定，本公司於二零零二年六月十四日舉行之股東特別大會上，本公司股東正式批准終止於一九九七年十二月三十日採納之購股權計劃(「舊計劃」)，並採納一項新購股權計劃(「新計劃」)。新計劃之主要條款概要已以通函於二零零二年五月二十八日寄發予本公司股東。所有新購股權將根據新計劃之條款及條件授出。迄今，並無根據新計劃授出購股權。

所有根據舊計劃授出之尚未行使購股權仍然有效，並可根據該舊計劃之條文行使。

(a) 購股權變動

	二零零二年 數目	二零零一年 數目
於一月一日	**9,256,000**	16,764,000
失效	**(5,618,000)**	(7,508,000)
於十二月三十一日	**3,638,000**	9,256,000
於十二月三十一日已歸屬於持有人之購股權	**3,638,000**	8,636,000

26 購股權計劃(續)

(b) 於結算日未到期及尚未行使購股權之年期

授出日期	行使價	二零零二年 數目	二零零一年 數目
一九九九年十月十一日	1.528元	**636,000**	4,936,000
一九九九年十月二十二日	1.530元	**300,000**	300,000
一九九九年十二月一日	1.804元	**144,000**	144,000
一九九九年十二月二十日	2.316元	**—**	800,000
二零零零年三月二十七日	1.900元	**1,950,000**	1,950,000
二零零零年八月一日	0.630元	**408,000**	576,000
二零零零年九月一日	0.694元	**—**	50,000
二零零零年九月十八日	0.670元	**200,000**	500,000
		3,638,000	9,256,000

此等購股權可於二零零七年十二月二十九日前行使。

按目前本公司之股本架構，悉數行使剩餘之購股權，將導致發行3,638,000股每股0.01元之額外普通股，總代價約為5,787,000元。

27 遞延稅項

(a) 遞延稅項之變動如下：

	本集團	
	二零零二年	二零零一年
	千元	千元
於一月一日	**95**	1,312
滙兑差額	**1**	3
轉撥至收益表 *(附註5(a))*	**(7)**	(1,220)
於十二月三十一日	**89**	95

(b) 本集團之遞延稅項主要構成部份如下：

	二零零二年		二零零一年	
		未撥備之潛在		未撥備之潛在
	已撥備	負債／(資產)	已撥備	負債／(資產)
	千元	千元	千元	千元
折舊免稅額超出相關折舊	**89**	**537**	175	1,388
稅務虧損	**—**	**(47,096)**	(80)	(32,139)
	89	**(46,559)**	95	(30,751)

(c) 本公司之遞延稅項之主要構成部份如下：

	二零零二年		二零零一年	
		未撥備之潛在		未撥備之潛在
	已撥備	負債／(資產)	已撥備	負債／(資產)
	千元	千元	千元	千元
稅務虧損	**—**	**(23,111)**	—	(14,880)

28 股本

	二零零二年		二零零一年	
	股份數目		股份數目	
	千股	*千元*	*千股*	*千元*
法定：				
每股面值0.01元(二零零一年：0.50元)之普通股	**100,000,000**	**1,000,000**	2,000,000	1,000,000
已發行及繳足：				
於一月一日	**1,650,658**	**825,329**	1,650,658	825,329
股本削減*(附註(a)及附註29)*	**—**	**(808,822)**	—	—
於十二月三十一日	**1,650,658**	**16,507**	1,650,658	825,329

年內，股東於二零零二年七月十一日之股東特別大會批准一項股本重組計劃，並其後獲香港特別行政區高等法院(「法院」)於二零零二年八月六日頒命確認。股本重組計劃之詳情如下：

(a) 本公司之法定股本由1,000,000,000元(分為2,000,000,000股每股面值0.50元之普通股)減至20,000,000元(分為2,000,000,000股每股面值0.01元之普通股)。該項削減是透過註銷於二零零二年八月六日(即法院聆訊呈請日期)之已發行普通股1,650,658,676股每股中之已繳足股本0.49元，及削減本公司所有已發行及未發行普通股之面值，由每股普通股0.50元減至0.01元；及

(b) 於該削減股本生效後：

(i) 本公司藉增設額外98,000,000,000股每股面值0.01元之普通股，使法定股本增加至其原本金額1,000,000,000元；及

(ii) 增設一項相等於上述削減股本之特殊儲備(誠如上文(a)所詳述)，即808,822,751元。該儲備不得視為已變現溢利及倘本公司仍為一間上市公司，須視為不可分派儲備。然而，特殊儲備之金額可藉因發行股份以換取現金或其他新代價，或在將可分派儲備資本化所產生之本公司已發行股本或股份溢價之任何增加總額而減少。

29 儲備

(a) 本集團

	股份溢價	資本贖回儲備	特殊儲備	滙兑儲備	商譽儲備	累計虧損	總額
	千元	千元	千元	千元	千元	千元	千元
於二零零一年一月一日	1,189,721	478	—	1,029	(30,000)	(755,058)	406,170
滙兑差額	—	—	—	(239)	—	—	(239)
本年度虧損	—	—	—	—	—	(197,696)	(197,696)
於二零零一年十二月三十一日	1,189,721	478	—	790	(30,000)	(952,754)	208,235
於二零零二年一月一日	1,189,721	478	—	790	(30,000)	(952,754)	208,235
滙兑差額	—	—	—	385	—	—	385
股本削減 *(附註28)*	—	—	808,822	—	—	—	808,822
商譽減值虧損	—	—	—	—	30,000	—	30,000
本年度虧損	—	—	—	—	—	(119,435)	(119,435)
於二零零二年十二月三十一日	**1,189,721**	**478**	**808,822**	**1,175**	**—**	**(1,072,189)**	**928,007**

本集團之累計虧損，包括聯營公司保留之溢利328,000元(二零零一年：溢利200,000元)。

29 儲備(續)

(b) 本公司

	股份溢價	特殊儲備	資本 贖回儲備	累計虧損	總計
	千元	千元	千元	千元	千元
於二零零一年一月一日	1,189,721	—	478	(282,316)	907,883
本年度虧損	—	—	—	(669,848)	(669,848)
於二零零一年十二月三十一日	1,189,721	—	478	(952,164)	238,035
於二零零二年一月一日	1,189,721	—	478	(952,164)	238,035
股本削減 *(附註28)*	—	808,822	—	—	808,822
本年度虧損	—	—	—	(119,072)	(119,072)
於二零零二年十二月三十一日	**1,189,721**	**808,822**	**478**	**(1,071,236)**	**927,785**

於二零零二年十二月三十一日,本公司並無可供派發之儲備。

30 承擔

(a) 經營租約承擔

於二零零二年十二月三十一日,不可撤銷之經營租約之未來最低租金支出總額如下:

	本集團		本公司	
	二零零二年	二零零一年	**二零零二年**	二零零一年
	千元	千元	**千元**	千元
一年內	**1,312**	2,967	**880**	2,640
一年後至五年內	**87**	1,050	**—**	880
	1,399	4,017	**880**	3,520

本集團以經營租約租賃若干物業。該等租賃之基本年期一般為一至兩年,並可於租賃期滿時以重新商討之條款續訂租約。該等租約並無包括或然租金。

30 承擔(續)

(b) 收購股本權益

本公司一全資附屬公司與ChinaPay.com Holdings Limited(「ChinaPay」)訂立認購協議,收購ChinaPay之666,667股股份(佔經擴大股本約7%),代價為1,000,000美元(相等於7,780,000元)及已於二零零一年十一月繳入託管賬戶內。待完成充分盡職調查及達成其他完成條件後,是項收購方為完成。

年內,本公司一全資附屬公司訂立合營合約,按其中載列之條款和條件,於上海組成一間俱樂部及娛樂業務管理公司,本公司承諾以1,600,000美元收購其20%股份。

(c) 其他承擔

於二零零二年十二月三十一日,根據一份由本公司代表顯達鄉村俱樂部有限公司與一中國合營企業夥伴訂立一項關於上海顯達鄉村俱樂部有限公司(「上海顯達」)之合作經營企業協議及於二零零二年九月二日簽訂之補充協議,本公司承諾由二零零一年至二零零八年及由二零零九年至二零二二年,向中國合營企業夥伴支付上海顯達每年應分派予該中國合營企業夥伴溢利,分別少於人民幣1,650,000元及268,000美元之任何不足數額。於二零零二年十二月三十一日,除已於本財務報表內之撥備,本公司於直至二零二二年十二月二十七日為止,應付該中國合營企業夥伴之最多款項合共38,520,000元。

31 或然負債

於二零零二年十二月三十一日,本集團之或然負債涉及以下各項:

(a) 於二零零二年三月,一間附屬公司之其中一家電訊內容供應商透過其律師,向該附屬公司申索賠償1,500,000美元(因該附屬公司對該內容供應商所提供之服務所採用結算率有變而產生)。該申索人亦爭議過去所提供之傳送量,並聲稱少收最少2,736,125美元。

管理層已研究該等指稱,並就該附屬公司之法律權利和責任尋求法律意見。獲取意見後,該附屬公司已能夠反駁大部份指稱,並作出6,214,708美元之反申償,向該內容供應商要求退回墊款總額,包括壞賬及在調節傳送量及其他相關項目時產生之差額。 因此,並無於財務報表內就該等索償作任何撥備。

(b) 於截至二零零二年十二月三十一日止年度內,本公司簽立公司擔保,作為若干附屬公司獲授6,110,000美元(二零零一年:11,600,000美元)之一般銀行信貸及一間附屬公司應付租金264,000元(二零零一年:無)之部份抵押。

32 重大關連人士交易

年內,本公司向一間聯營公司收取利息收入138,000元(二零零一年:398,000元)。

於二零零一年四月二十七日,本公司與一名主要股東所控制之公司訂立一份租務協議。於截至二零零二年十二月三十一日止年度內,根據該協議應付之租金開支為2,843,000元(二零零一年:1,218,000元)。該租務協議之條款乃按公平原則磋商基準釐定。

年內,本公司一附屬公司與一台灣公司訂立認購協議,以代價120,000,000新台幣(相等於26,801,000元)認購該被投資公司將予發行之12,000,000股新普通股,約佔股權14.4%。本公司之主要股東亦為該台灣公司之主要股東。

33 比較數字

由於採納《會計實務準則》第15號(二零零一年修訂本)「現金流量表」之規定,綜合現金流量表中項目之呈列及分類已予變更。因此,現金等值之定義不包括若干銀行墊款及已抵押存款,稅項、投資回報及融資服務所產生之現金流量項目已分別列為經營、投資及融資活動,及經營活動中現金流量之詳細分類已包括於綜合現金流量表中。比較數字已重新分類,以符合本年度之呈列。

集團架構

(a) 於二零零二年十二月三十一日之主要附屬公司詳情如下：

公司名稱	註冊成立／營運地點*	已發行繳足股本	所有權之百分比 本集團之實際權益	本公司所持權益	附屬公司所持權益	主要業務
Asia Pacific Telecommunications Limited	香港	普通股 2,000港元	100%	—	100%	提供國際電訊服務
e-New Media Technology Limited	英屬處女群島／香港	普通股 1美元	100%	100%	—	投資控股
e-Media Telecom Limited	英屬處女群島／香港	普通股 1美元	100%	—	100%	投資控股
ENM Investments Limited	開曼群島／香港	普通股 1美元	100%	100%	—	投資控股
顯達鄉村俱樂部有限公司	香港	普通股 10,000,000港元	100%	100%	—	俱樂部管理
Inasia.com Limited	香港	普通股 2,500,000港元	100%	—	100%	電訊業務
獅龍有限公司	英屬處女群島／香港	普通股 1美元	100%	—	100%	投資控股
Jackpot International Business Inc.	英屬處女群島／香港	普通股 1美元	100%	—	100%	投資控股
New Media (Aust) Pty Ltd	澳洲	普通股 100澳元	100%	—	100%	工程支援服務

* 若不同於註冊成立地點

(a) 於二零零二年十二月三十一日之主要附屬公司詳情如下：(續)

公司名稱	註冊成立／營運地點*	已發行繳足股本	所有權之百分比 本集團之實際權益	本公司所持權益	附屬公司所持權益	主要業務
New Media Corporation	開曼群島／香港	普通股 2,227,280美元	100%	—	100%	投資控股
安寧聲訊股份有限公司	台灣	普通股 2,000,000新台幣	100%	—	100%	提供數據服務
New Media Telecom (Singapore) Pte Limited	新加坡	普通股 100,000新加坡元	100%	—	100%	電訊業務
Richtime Management Limited	英屬處女群島／香港	普通股 1美元	100%	—	100%	投資控股
上海顯達鄉村俱樂部有限公司	中華人民共和國(合作企業)	7,200,000美元	80%	—	80%	俱樂部管理
Ventures Triumph Limited	英屬處女群島／香港	普通股 1美元	100%	—	100%	投資控股
Voice Information Systems Limited	香港	普通股「A」股 3,000,000港元 普通股「B」股 2,000,000港元	100%	—	100%	服務中心
華智國際有限公司	英屬處女群島／香港	普通股 1美元	100%	—	100%	投資控股

* 若不同於註冊成立地點

(b) 於二零零二年十二月三十一日之主要聯營公司詳情如下：

公司名稱	註冊成立地點	由集團持有之 應佔股本權益	主要業務
Ventile Investments Limited	英屬處女群島	35%	提供融資服務
北京慧點科技開發有限公司	中華人民共和國	20%	軟件開發商及解決方案項目供應商
海圭股份有限公司	開曼群島	25%	以互聯網為基礎之寬頻及無線增值服務供應商

(c) 於二零零二年十二月三十一日之主要共同控制公司詳情如下：

公司名稱	註冊成立地點	由集團持有之 應佔股本權益	主要業務
e-Brilliant Company Limited	開曼群島	50%	投資控股
e-Brilliant Pte Limited	新加坡	50%	清盤中

五年概要

（以港元呈列）

業績

	截至一九九九年三月三十一日止年度 千元	截至一九九九年十二月三十一日止九個月 千元	截至二零零零年十二月三十一日止年度 千元	截至二零零一年十二月三十一日止年度 千元	**截至二零零二年十二月三十一日止年度 千元**
營業額	52,670	223,176	878,169	419,450	**193,359**
經營虧損	(54,628)	(248)	(190,604)	(187,810)	**(86,056)**
融資成本	(2,048)	(6,473)	(11,408)	(5,486)	**(1,253)**
應佔聯營公司業績	14	6	(452)	405	**(1,792)**
應佔共同控制公司業績	—	—	(11,541)	(6,427)	**—**
商譽減值虧損 *(附註1)*	—	—	(473,061)	—	**(30,000)**
經常業務除稅前虧損	(56,662)	(6,715)	(687,066)	(199,318)	**(119,101)**
稅項	141	(1,442)	236	1,622	**(334)**
少數股東權益	—	2,721	9,209	—	**—**
股東應佔虧損	(56,521)	(5,436)	(677,621)	(197,696)	**(119,435)**

資產及負債

	一九九九年三月三十一日 千元	一九九九年十二月三十一日 千元	二零零零年十二月三十一日 千元	二零零一年十二月三十一日 千元	**二零零二年十二月三十一日 千元**
非流動資產	548,318	724,423	469,519	304,483	**302,649**
流動資產淨值	59,018	208,973	779,562	735,726	**649,178**
總資產減流動負債	607,336	933,396	1,249,081	1,040,209	**951,827**
非流動負債	(19,340)	(187,482)	(17,582)	(6,645)	**(7,313)**
少數股東權益	(11,353)	(37,772)	—	—	**—**
	576,643	708,142	1,231,499	1,033,564	**944,514**
股本	355,465	624,480	825,329	825,329	**16,507**
儲備	221,178	83,662	406,170	208,235	**928,007**
	576,643	708,142	1,231,499	1,033,564	**944,514**

附註：

(1) 根據《會計實務準則》第31號「資產減值」之規定，董事已評估本集團資產之公平價值，包括之前已於儲備中撇銷之商譽，並已根據《會計實務準則》第30號「企業合併」之過渡性條文，將有關因收購附屬公司而產生之商譽減值重列二零零零年業績內。

(2) 根據經修訂（二零零一年十二月）之香港《會計實務準則》第11號「外幣換算」，本集團於二零零二年更改換算海外企業業績之會計政策。由於此會計政策變動之影響並不重大，因此並無調整由一九九九年至二零零一年之數字作比較用途。